1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 24, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

2013
Yanzhou Coal Mining Company Limited
2013 Social Responsibility Report
21 March 2014

Responsible attitude, fair treatment
Yanzhou Coal Mining continues to insist on business development and duty performance in parallel, strengthens s social responsibility management, increases investment in social responsibilities aspects, optimizes the implementation of social responsibilities , carries out our commitment in an even more sincere manner; continues to realize scientific development strategic concepts with no hesitation, insists on re-creating the strategic path of Yanzhou Coal Mining, marching forwards against the opposite current, fully establish itself as a first class coal comprehensive energy company.

Statement of the Report
This report discloses as much as possible the work status of the performance of social responsibilities by Yanzhou Coal Mining Company Limited in 2013, depicts in particular the concepts and understanding of performance of social responsibilities by the company, and attempts to fully disclose the specific practice when carrying out such tasks and the results obtained.
We hope that by means of announcing the Social Responsibility Report, the issues and inadequacies of the performance of social responsibilities by the company can be reviewed, the experience and learning of the company can be summarized and shared, and we can have a fair, comprehensive and in-depth communication to the largest extent with the stakeholders, all organizations and people who care for and are concerned about the development of the Company, enhance trust and cooperation, promote sustainable development and progress of the society.
Yanzhou Coal Mining Company Limited
2008 2009 2010 2011 2012

Statement of the Report

Report subject:	Yanzhou Coal Mining Company Limited
Time scope:	1 January 2013 to 31 December 2013, in view of the continuity and comparability of the information disclosed, the time of some information contents disclosed is clawed back earlier or extended later.
Report scope:	Yanzhou Coal Mining Company Limited and its subsidiaries.
Basis of preparation:	The report has been prepared by abiding by the relevant requirements of the “Notice on Enhancing the Undertaking of Social Responsibilities of Listed Companies” and the “Guidelines on the Disclosure on Environmental Information of Listed Companies” of Shanghai Stock Exchange, and the “Guidelines on Environmental Protection, Social and Governance Report” of The Hong Kong Stock Exchange, taking references from the standards of the “Guidelines on Sustainable Development Report” (G3.1) of Global Reporting Initiative (GRI), the “ISO26000 Social Responsibilities Guidelines” of the International Standards Organization etc.
Sources of information:	Documents, statistics reports of the company and the summary of performance of social responsibilities by the subsidiaries. All the information has been reviewed by the management of Company, if there are any discrepancies in the information with that disclosed in the annual report, these are due to different statistic methods, measurement units and focuses of disclosure, the annual report shall prevail.
Abbreviations:	To facilitate expression, in the report “we”, the “company”, “Yanzhou Coal Mining” refer to “Yanzhou Coal Mining Company Limited”.
Language versions:	The report is published in simplified Chinese, traditional Chinese and English versions, should there be any discrepancies, the simplified Chinese version shall prevail.
To obtain the report:	Secretariat to the Board of Directors, Yanzhou Coal Mining Company Limited 298 Fushan South Road, Zoucheng City, Shandong Province, PRC, Zip: 273500 Tel: (86 537) 5382319 Fax: (86 537) 5383311 E-mail Address: yzc@yanzhoucoal.com.cn Official Website: http://www.yanzhoucoal.com.cn Website in China: http://www.sse.com.cn Websites outside China: http://www.hkexnews.hk

Statement of the Report

6 Chairman’s statement 48 Green — development 10 Company profile 49 Creating a green management platform 14 Corporate Governance 51 Advancing energy saving & emission reduction work 21 Concepts 53 Building a green production layout 22 Social responsibility view 56 Construction of ecological civilization mine 23 Social responsibility management 58 Safety — production 23 Responsibility system 59 Safety culture 23 Responsibility integration 60 Prevention & control system 24 Responsibility innovation 63 Emergency management 25 Communication with stakeholders 64 Care & concern — Staff 25 Identification of critical issues of stakeholders 65 Protect of interests 25 Communication & participation mechanism for stakeholders 67 Occupational health 27 Implementation 68 Staff training 28 Operation — Driving force 69 Staff development 29 Layout of industry 70 Love for staff 30 Effective production 72 Reciprocation — society 24 Marketing management 73 Cozy home 36 Innovation development 74 Charity work 39 Assembly of information 75 Benefits 40 Cooperation — Win-win situation 76 Economic benefits 41 Investor relationship 79 Environmental benefits 42 Supplier satisfaction 81 Social benefits 44 Client satisfaction 83 2013 major awards 47 Mutual benefit and cooperation with stakeholders 85 2014 Prospects Index

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Chairman’s statement
Mr Li Xi Yong, Chairman
The development experience of an excellent company is both the process of the overall development of economic benefits, and even more the process of sharing the fate with staff, growing up with clients and progressing with the society. Located at the home land of Confucius and Mencius, Yanzhou Coal Mining upholds the corporate mission of “Contribute light and heat, create value”, actively perform corporate social responsibilities, devotes efforts to integrate the management idea of “Harmony between men and nature” advocated by the Confucius school of China into the development and operation of the Company.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
In 2013 due to several factors like the slowdown of growth rate of the macro economy, rapid fall in coal prices, continuous weak Australian dollars, the production operation of Yanzhou Coal Mining met with unprecedent difficulties, pressure and challenges. We insisted on adopting a market-oriented approach, focused on becoming an excellent and influential company, taking a combination of measures, namely transformation, upgrade development planning, deepening of reforms, changing mechanism and setting up systems, increasing our vitality, scientific implementation of quantity increase and effectiveness enhancement, managing in-depth and potential matters, cost reduction and expenditure saving, the quality of economic operation of the Company achieved sustainable and healthy development while it was coping with the crisis.
As always, Yanzhou Coal Mining insisted on the constant pursuit of creating value for shareholders, clients, staff and the society. We flexibly implemented marketing tactics and product structure optimization and efficiency creation tactics, the output of coal of the year was 73.8million tonne, or a year-on-year 5.99million tonne increase, recording another historic high; sales revenue was RMB 56.402billion, which rose steadily by the quantity increase and expansion of revenue sources efforts; with the increase in quantity, reduction of costs, expansion of sales, enhancement of effectiveness, further expenditure saving, investment optimization, management efficiency creation, net profits attributable to shareholders was RMB 0.7774billion. RMB 6.594billion of taxes were paid for the year, we performed the social responsibilities properly.
Changing methods, adjusting structure, building a Chinese advanced, world class modernized, international mining company was the unshakable goal of Yanzhou Coal Mining. We stressed innovative development ideas, changed development approaches, implemented business model innovation, insisted on professional management, custodial services, operation using market mechanism, relied on our resource advantages, realized scientific allocation of resources within and outside the province, complemented one another’s advantages and effective utilization, we achieved a leap forward of transformation development from a single production operation to the technological management service industry.
Perseverance on the green ecological development concept, reduction of wastes and emission and treatment of pollution to the environment were the ways that Yanzhou Coal Mining has been doing. We treated the enhancement of resource utilization efficiency, increasing the studies and application of new technologies, new equipments and new skills, reduction of wastes and emission and treatment of pollution to the environment as the technological

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Chairman’s statement
methods and management measures to be first considered. In 2013 raw coal processing rate is 89% and the production output rate of clean coal reached 45.7% in Shandong Province, several indicators such as the energy consumption level and resource comprehensive utilization rate were maintained at an advanced level among companies in China.
Strengthening safety supervision, improving the incentive system, protecting the life, safety and health of staff were the most important missions that Yanzhou Coal Mining were obliged to do. We greatly deepened the safety risk prevention and control management, fully made use of educational, guidance, publicity, punishment methods to push forward safety management to continue to march towards regulating, standardization, refinement, and smoothly achieved the 7 consecutive safety year, 7 coal mines maintained the status of national premium grade safe and highly efficient well, 3 coal mines maintained national grade one safe and highly efficient well, the safety results were maintained at a leading level among its counterparts. A people-oriented approach, care for the livelihood of people, providing stable jobs, working environment for staff are the largest social responsibilities of Yanzhou Coal Mining. At a harsh time of operation difficulties, we paid more attention to the career development of staff, implemented performance appraisal measures for talents with excellent technical knowledge and skills, provided a large stage for the growth of the employees. We were concerned about the livelihood of people, we advanced funds in the amount of RMB200 million to increase the transformation of old mining areas and slums; we invested RMB2 million of funds to transform the heating pipes of staff quarters; we invested RMB4 million of funds to buy standard ancillary facilities for the quarters of single employees. We improved the employee benefit protection system, the funds for poverty alleviation for the year reached RMB11.483 million.
Undertaking social responsibilities, being keen on charity work were the direction in which Yanzhou Coal Mining would make its contribution. We participated in the poverty alleviation project for villages in Shandong

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
province, assisted Shengshuiyu Town of Sishui county through our counterparts, we contributed RMB9 million in aggregate since 2012 for strengthening the construction of rural infrastructure facilities, repair water facilities and roads, planted economic woods and improved the appearances of villages. We created the conditions for and coordinated and completed the entire relocation of 4 villages and transitional relocation of 2 villages, our work made the local government feel at ease and the relocating villagers satisfied. We set up work stations for charity organizations and liaison offices for charity organizations, the Company was awarded as the “Most Loving Company” of the province by Shandong Charity General Association.
2014 will be a year in which Yanzhou Coal Mining will kick start a new round of reforms, as well as a critical year to deepen reforms, strive to survive and make progress. Faced with harsh market conditions and tough development missions, we will preserve on the spirit and determination to make a breakthrough in the cul-de-sac, rely on reforms and innovation, stimulate development potentials, break the traditional mindset restraints, focus on unbinding the restrictions of the traditional model, breakthrough the obstacles of systems and mechanisms, strengthen the search for new sources of revenue, increase effectiveness and cost reduction and expenditure savings, continue to consolidate, nurture new areas of economic growth, use the wisdom and bravery of reform and innovation, fully stimulate the vitality of the Company, continue to increase profitability, fully integrate the social responsibility concept and requirements into the development strategies of the Company, actively turn ourselves into an environmental friendly company which emphasizes energy savings, continue to launch social charity work, work hard to crate long term stable value for shareholders, clients, staff and the society, and embrace a better future with them.
Chairman: Mr Li Xi Yong
Zoucheng City — China, 21 March 2014

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Company profile
1 Introduction of the Company
With headquarters located at Zoucheng city, Shandong Province, Yanzhou Coal Mining Company Limited was set up by Yankuang Group Company Limited itself in 1997, it is an integrated international energy company with coal operation as its base. Yanzhou Coal Mining was listed successively in three places, namely New York, Hong Kong and Shanghai since 1998. In June 2012 its controlled subsidiary, Yancoal Australia Limited was listed on the stock exchange in Australia. Yanzhou Coal Mining is one of the coal suppliers with the best safety level in China, and is the only coal company listed in four 4 overseas places and the company with the highest degree of internationalization of China.
For years, Yanzhou Coal Mining has always been insisting on using industrial operation as the basis, using capital operation to foster development, leveraged on the capital market to actively push forward the optimization and ugrade of the industry structure and adjustment of layout, it has successively issued five rounds of shares, two rounds of bonds, and carried out over ten strategic acquisitions, it became one of the listed companies in China which had the highest utilization rate of the capital market of China, it achieved expansion of scale, expansion of the industry, regional expansion and brand enhancement.
For 2013 the total coal production operation of Yanzhou Coal Mining reached 73.80 million tonne, sales revenue was RMB 56.402billion, net profits attributable to Shareholders was RMB 0.7774billion; as at the end of 2013 total asset of Yanzhou Coal Mining reached RMB 127.458billion, it possessed 21 production mines, 10 coal exploration mine projects under construction in China and overseas countries, Its interest in coal resource quantity was 13.6 billion tonne.
At present, the operation domain of Yanzhou Coal Mining has expanded from just coal to refined coal processing, electricity, railway transport, inland navigation and potash resources development etc; the operation areas have expanded from Shandong to Shaanxi province, Shanxi province, Inner Mongolia Autonomous Region, Australia and Canada.
Given its good quality management, effective capital operation and standardized corporate governance, Yanzhou Coal Mining obtained general recognition in the capital markets both at home and abroad, it was awarded the highest award in the governance domain for Chinese listed companies – “Board of Directors’ Award” of the Shanghai Stock Exchange, and was awarded as the “Listed Company with the Best Investment Value” and the highest award in the information disclosure domain for Chinese listed companies – “Information Disclosure Award” of the Shanghai Stock Exchange etc; the Company was twice awarded the “Quality Award of China”, it was the only Chinese coal company which was awarded the “Asia Quality Excellence Award”; and was the first listed coal company in the world which was evaluated by the international rating agency as “investment grade”.
Looking ahead, Yanzhou Coal Mining will proactively

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
master the new trend, new features and new opportunities of the international coal industry, set the objectives of building itself into a multinational with an asset scale of over one hundred billion tonne, coal output of over one hundred million tonne and sales revenue of over one hundred billion tonne, coordinate and make use of both markets in China and abroad, the synergy of the resources of the two places, view development from an international point of view, guide development with the concept of “Planning for the distant future, work for the immediate future”, use managerial innovative measures to promote development, realize maximum investment benefits, try to enhance profitability and shareholders’ return.
Exterior view of the Company

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Company profile
2 Organization structure

Secretatiat to the Board of Directors Wholly-owned coal mines & operation branches General Office Human Resourcesc Department Finance Department Board of Directors Audit Committee Planning & Development Department Board of Directors Remuneration Committee Audit & Rick Department Shareholders’ meeting Board of Directors Senior Management Wholly-owned subsidiaries General Control Board of Supervisors Board of Directors Centre Nomination Committee Safety Monitoring Board of Directors Strategy Department & Development Committee Production Technology Department Ventilation & Prevention Department Geological Surveying Controlled Department subsidiaries Mechanical & Electrical, Environment Protection Department Relocation Office
12

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report


Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Coal Processing Management Centre
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Coal Quality Operation & Sales Department
Mine Rescue Team
Safety Skill Training Centre
Jidong Property Service Centre
Shandong Coal Technology Institute
Yanzhou Coal Shanxi Neng Hua Company Limited
Yanzhou Coal Yulin Neng Hua Company Limited
Yanzhou Coal Ordos Neng Hua Company Limited
Yancoal International (Holding) Co., Limited
Yanmei Heze Neng Hua Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shandong Yanmei Shipping Co., Ltd
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd
Shandong Coal Trading Centre Co., Ltd
Yancoal Australia Limited
Shanxi Heshun Tianchi Energy Company Limited
0.6 million tonnes methanol project
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Company Limited
0.6 million tonnes methanol project (under construction)
Yingpanhao coal mine (under construction)
Zhuanlongwan coal mine (under construction)
Yancoal International (Sydney) Pty Ltd
Yancoal International Trading Co., Limited
Yancoal International Technology Development Co., Limited
Yancoal Internatioanl Resources Development Co., Limited
Yancoal Luxembourg Energy Holding Co., Limited
Yancoal Energy Pty Ltd.
Premier Coal Holdings Ltd.
Zhaolou coal mine
Wanfu coal mine (under construction)
Shilawusu coal mine (under construction)
Austar Coal Mine Pty Limited
Gloucester Coal limited
Tianchi coal mine
Wenyu coal mine
Yancoal Canada Resources Co., Ltd
Cameby Downs coal mine
Premier coal mine
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Gloucester mines
Middlemount coal mine
Donaldson coal mine

13

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Corporate governance
The Company has set up a more standardized and stable corporate governance mechanism according to the “Company Law of the People’s Republic of China”, the “Securities Law of the People’s Republic of China”, the provisions of supervision of the listed companies in China and overseas countries and the requirements of modern company system, followed the principles of transparency, accountability, protection of the interests of all shareholders.
1 Standardized operation
The Company has set up a corporate governance structure comprising the shareholders’ meeting, board of directors, supervisory board and the management, forming a mutually coordinating and mutually restraining mechanism of clear responsibilities and duties, standardized operation of the authority body, decision-making body, supervisory body and the management. Special committees, namely the Strategy and Development Committee, Nomination Committee, Audit Committee and Remuneration Committee have been set up under the Board of Directors. The Company has set up a system of independent directors than many other companies by referring to the international practice.
The Company has set up an internal governance system with the standardized operation of the “shareholders’ meeting, board of directors, supervisory board”, independent directors, information disclosure, protection of investors, connected transactions and internal control according to the requirements of the listing rules of the regulatory bodies in China and overseas countries under the principles of openness, fairness and justice to ensure that corporate governance level will continue to be enhanced. The regulatory provisions of China and overseas countries on the governance operation of a legal person very, the Company has established the terms according to the more stringent supervision of the “Articles of Association” and the internal governance system of the Company based on its own situations, this ensures that as long as it executes matters according to the “Articles of Association” and the internal governance system, it will comply with the regulatory requirements at home and abroad.
The Company closely watches the standardization of the securities market and its progress of adopting the rule of law, it proactively improves the governance structure of the legal person to ensure that the operation of the Company will continue to comply with and appropriate to the law and regulations and the provisions of the supervision of places of listing and continuously enhance the and results and governance level of corporate governance. In 2013 the Company made timely improvement to the corporate governance system according to the new regulatory provisions of China and overseas countries. It revised the terms in “Articles of Association” of the Company about the procedures and mechanism related to profit allocation, procedures for the execution of duties by independent directors and adequately listening to the views of small and medium shareholders to further protect the legitimate interests of small and medium shareholders; it specified the approval procedures of mutual borrowings and loans among overseas subsidiaries. Accordingly, it revised the approval authority of the shareholders’ meeting, board of directors on mutual borrowing and lending matters among overseas subsidiaries in the “Proceedings of the Shareholders’ Meeting” and “Proceedings of the Board of Directors” respectively. The shareholders’ meeting, board of directors, supervisory board and the management all exercise their rights and perform their duties

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
according to their respective statutory authority and the proceedings, in 2013 the Company arranged and convened 4 shareholders’ meetings, 7 board meetings, 4 meetings of the supervisory board, all the meeting convening procedures, poll procedures conformed to the relevant provisions of the Articles and proceedings of the Company, and all the poll results were legal and valid.
We actively pushed forward the training of the management, continued to enhance the legal awareness, awareness of sense of responsibility and self-discipline awareness of the directors, supervisors and senior management of the Company. We arranged for the directors and supervisors to attend the relevant continuous training organized by the regulatory bodies, and arranged the learning of the newly promulgated rules and regulations in time; sorted out and reported breaches of the capital market under investigation etc, enhanced the awareness of standardized operation of the management of the Company, facilitated the enhancement of scientific decision-making of the board and corporate governance level.
In order to motivate directors, supervisors and the senior management to perform their duties diligently, hedge against the legal risks caused by performance of duties, over the years the Company has taken out directors’ and officers’ liabilities insurances for the directors, supervisors and the senior management of the Company.
In May 2013 we were awarded the Ninth Session (Year 2012) of Golden Round Table Prize – Excellent Board of Directors by the Board of Directors Magazine Agency.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Corporate governance
2 Internal control
2.1 Internal control system
In 2006 the Company followed the requirements of “Sarbanes-Oxley Act” of US, the “Guidelines for Internal Control of Listed Companies” of the Shanghai Stock Exchange, and the “Listing Rules” of The Hong Kong Stock Exchange to set up an effective operating internal control system. Since 2011 the Company officially executed the “Guidelines for the Internal Control of Companies” jointly released by the five commissions and departments such as the Finance Department.
The Company followed the above provisions, in order to enhance the results of the internal control work, it considered the actual situations of the Company and formulated the working rules of internal control, like the “Yanzhou Coal Mining Company Limited Design & Application of Internal Control” , it formulated the “Yanzhou Coal Mining Company Limited Standards for Quantitative Appraisal of Internal Control” in 2010, it formulated the “Yanzhou Coal Mining Company Limited Basic Standards for Internal Control” in 2011, it formulated the “Yanzhou Coal Mining Company Limited Administrative Measures (Pilot) for the Operation of Internal Control” in 2013, it continued to improve the management system and operation work flow of internal control.
The Board of the Company was in charge of setting up a complete internal control system and its effective implementation, the Audit Committee of the Board of the Company was in charge of reviewing, supervising the effective operation, continuous improvement and self-appraisal of the internal control system of the Company, coordinating the audit of the implementation status of internal control of the Company by the

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
external auditing firm and other related matters. The Supervisory Board carried out supervision of the setting up and implementation of internal control by the Board. The management was in charge of arranging and leading the daily operation of internal control of the Company.
The Company set up special body to be in charge of the daily operation and supervisory management of internal control, the Audit Department of the Board, Finance Department, Risk Management Department, Human Resources Department, Planning & Development Department, Secretariat to the Board of Directors were the major participating departments of the setting up and operation of internal control.
2.2 Risk management
In 2013 the Company focused on six major aspects, namely strategy, investment, market, finance, operation and law and carried out risk identification and assessment work in full scale, asked the business departments related to the main risks identified and assessed to formulate and implement the corresponding control measures, it realized effective control of risks, changed the risk management from “risk revealing type” to “risk alert type”, and changed from “passive preventative type” to “proactive preventative type”.
The Company strengthened the risk management at the coal mine (plant) level, in 2013 it launched the “Four-in-one” riks management model of Dongtan Coal Mine under the Company which was based on “Two innovations, five focuses, one integration, six linkings” to the entire company, this achieved the shifting of focus of the risk management work towards the lower hierarchy, the operation of the alert and preventative control work of the companies at the lower hierarchy became routine and dynamic, so as to realize comprehensive effective control.
Risk management dynamic alert
Risk management Result monitoring
Four-in-one management & control model
Risk management Self-inspection & assessment
Risk management dynamic management & control

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Corporate governance
2.3 Results of internal control
Each year the Board assesses the effectiveness of the running of the internal control system of the Company on a regular basis, and hires an overseas annual audit accountant to assess whether the internal control system of the Company meets the requirements of the “Sarbanes-Oxley Act” of US. As such in 2013 the Company hired an annual audit accountant in China to conduct an assessment as to whether the establishment of the internal control system in the financial report met the overseas regulatory requirements and the effectiveness of its running.
The Company hired Shinewing Certified Public Accountants to carry out a review and assessment of the effectiveness of the internal control of the financial report, it was of the view that on 31 December 2013 the Company followed the relevant provisions of the “Basic Standards for Internal Control of the Company” and maintained effective internal control of the financial report to all major aspects.
In the Twentieth Meeting of Fifth Session of Board of Directors held on 21 March 2014 an assessment of the effectiveness of the internal control for the year 2013 was carried out. The Board assessed and thought that the internal control system of the Company was complete, the execution was effective, no major defect in the design or execution aspects of the internal control was found.
2.4 Anti-corruption & bribery
Yanzhou Coal Mining insisted on treating both the sources and consequences of corruption, handling matters in a comprehensive manner, imposing punishment & preventive and reporting measures, emphasizing the work principles of prevention, implementing the building up of a clean accountability system in details, integrating this with comprehensive risk management, actively pushing forward result monitoring and special monitoring and inspection, deepening the building up of a punishment & prevention system to strongly protect the reform and development of the Company.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Conduct education on integrity
Master the media, seek results; master attitude, urge changes
Deepen education under the theme of clean practice; Strengthen professional ethics and education on communist party attributes; Push forward the building up of a clean culture.
Strengthen supervision & inspection
Master supervision, strict prevention; master system, urge execution
Carry out supervision on results; Full promotion of prevention & control of integrity risks; Strengthen supervision of key tasks, strengthen governance of key areas; Strengthen establishment of systems; master execution of systems.
Adopt preventive measures
Strict disciplinary action, stress accountability; strengthen measures, stress standardization
Insist on supervision model of “Five-in-one”, “One case three reporting”.
Anti-corruption
The Company specified the corruption prevention measures and control procedures with the systems of the “Detailed Rules for the Implementation of Clean Practice of Managerial Staff”, “Reporting System of Major Personal Matters of Leaders”, “Accountability of Responsibilities”, and further improved the anti-corruption system.
In 2013 the Company continued a zero record of corruption-related litigation.
Wave effect
Driven by each section, internalize a clean attitude in heart
Spiral effect
Close-loop operation, make the requirements for clean practice attached to systems
Yeast effect
Integrate with management, make effects of clean mindset externalize in action
Use the “Three Major Effects” to advocate a clean culture

Corporate governance
2.5 Building of credibility
In 2013 the Company fully deepened the building up of company credibility, launched with great efforts some contests like “credible individual”, “credible company”, “credible family”, greatly created a strong atmosphere of “To be a credible employee, build a credible company”, and hired a group of “credibility monitors” inside and outside the Company to monitor the status of building a “credible individual”, “credible regional team”, “credible company”. We launched a credit rating assessment system, set up credit files and a statistics reporting system, carried out investigation and studies, identification, registration of the credit status of staff, internal companies and external business clients in a timely manner so as to have dynamic management. We set up a credit assessment and punishment system to carry out strict inspection and assessment of the credit status of staff and organizations at all levels, to classify them into different credit ratings, so that the concept of “Abide by the rules and laws, be a credible operator” would be go deeply to the hearts of everyone and we would continue to be awarded as a Grade AAA Credit Enterprise.

Concept
Develop sense of responsibility, ideology should prevail Responsible attitude, fair treatment
Marching forwards against the opposite current under the guidance of a scientific view of social responsibilities
View of social responsibilities
Social responsibility management
Communication with stakeholders

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
1 Social responsibility view
Yanzhou Coal Mining has established the responsibility concept of “Responsible attitude, fair treatment”, with “Contribute light & heat, create value” as its responsibility mission, and through operation dynamics, green development, safe production, care and concern for staff, participation in the community, it facilitated the harmonious development of the economy, environment and society, and worked hard to create the best overall value.
Social responsibilities model
Contribute light & heat, create value
Shareholders
Clients
Operation dynamics
Community participation
Win-win cooperation
Responsible attitude, fair treatment
Society
Care & concern for staff
Green development
Staff
Safe production
Suppliers

Concept
Implementation
Benefits
2014 Prospects
2 Social responsibilities management
Yanzhou Coal Mining established a complete social responsibilities working system, improved the social responsibilities management system, continued to innovate social responsibilities management implementation to lay a solid responsibility management foundation for the sustainable development of Yanzhou Coal Mining.
2.1 Responsibility system
The Company set up a social responsibilities working system covering all levels and all domains, it set up a social responsibilities guidance group with the main leaders of the Company as group leaders to be in charge of guiding the overall social responsibilities management work of the Company, a social responsibilities office was set up under the social responsibilities guidance group, that office was mainly in charge of formulating the planning, system establishment of social responsibility tasks and arranging the implementation of putting social responsibilities concept into practice.
The Company formulated the “Administrative Measures of Social Responsibilities”, specified the management principles of social responsibility tasks, the body in charge of organizing the tasks and its authorities and duties, the contents of social responsibilities management etc to coordinate and push forward the social responsibilities work.
2.2 Responsibility integration
By integrating the social responsibilities concept into corporate strategies, development planning, operation management, performance appraisal, we enabled the social responsibilities concept to grow.
Responsibility integration strategy
Strategy mission: Harmony in Yanzhou Mining, quest for excellence. Build a harmonious Yanzhou Mining big family, build up good win-win cooperation relationship externally, pursue a harmonious co-existence, positive development of man-to-man, man-to-nature and man-to-society; march towards a worldclass energy company, work hard to explore the development path of advanced technology, advanced quality, advanced management, advanced results, maintain a leading position in the main industry of coal in China.
Responsibility integration planning
When the Company formulated the “Twelve Five-Year Plan”, it fully considered the corporate responsibilities elements of operation dynamics, green development, safe production, care and concern for staff, harmonious community etc, started human resources planning, technological planning, environmental protection and energy saving planning etc, compiled documents of responsibility guidelines.
Responsibility integration operation management
Build up a “Six attributes company”, push forward the company to perform corporate responsibilities, integrate corporate responsibilities into the operation management of the company.
Safety nature attribute
Environmental friendly attribute
Quality results attribute
Driven by innovation attribute
People-oriented attribute
Harmonious development attribute
Responsibility integration performance appraisal
Integrate corporate responsibility elements into performance appraisal, continue to guide value creation and sustainable development.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Social responsibilities management
2.3 Responsibility innovation
We applied the “scenario training” method in social responsibilities training, further deepened staff’s understanding of social responsibilities. We have initiated an activity to collect and evaluate good cases of putting social responsibilities into practice, the selected good cases were compiled into a booklet to promote model practice of social responsibilities.
Based on the status quo and features of social responsibilities, we explored to prepare a social responsibility indicator system of the Company.
Structure of the social responsibility indicators of Yanzhou Coal Mining
Name of primary indicators Quantity of secondary indicators (unit) Quantity of tertiary indicators (unit)
Social responsibility view & strategies 2 2
Social responsibility management 5 14
Economic impact 6 24
Environment impact 4 21
Social impact 5 37
Total 22 98

Concept
Implementation
Benefits
2014 Prospects
3 Communication with stakeholders
The Company actively promoted and improved the stakeholder participation mechanism, we carried out multi-level dialogues by various methods such as publishing the social responsibilities report, annual report of the listed company, result road shows at home and abroad, investor report meeting, organizing expert discussion panels etc to have an in-depth understanding of the concern and requests of the stakeholders, we actively performed our duties in relation to the stakeholders.
3.1 Identification of the critical issues of stakeholders
Based on the actual operation, Yanzhou Coal Mining applied a two-dimensional matrix identification of “value creation – degree of concern” by means three methods (analysis of the leaders and experts, targeting at the social responsibilities standard and best practice, collection from each levels of the Company) to determine the critical issues of social responsibilities, and evaluate the interrelationship between the issues and the comprehensive value creation, the important and feasibility of the issues as well as the stakeholders’ degree of concern about the issues.
The two-dimensional matrix mainly took four aspects into consideration: issues significantly affect the results of comprehensive value creation, issues of general concern in the society, issues in which the stakeholders have interests and company feature issues that the Company emphasized to spread etc.
3.2 Communication & participation mechanism for stakeholders
The Company innovated communication methods and channels with stakeholders, proactively learnt about the demand and expectation of stakeholders, and made active responses and maintained a good interactive relationship.
Stakeholders critical issues identification matrix
Degree of attention of the society & stakeholders
Public information Investment returns Environmental protection Law & regulation compliance
Coping with climate change Staff interest Product quality Prudent operation
Social charity Occupational health Staff development Safe production
Degree of impact on the creation of comprehensive value
Identify & understand the expectation of stakeholders
Evaluate participation performance of stakeholders
Evaluate
Identify
Stakeholder communication & participation mechanism
Analyze
Analyze influences of stakeholders & the company on one another
Implement stakeholder participation proposal
Implement
Confirm
Confirm stakeholder participation in resource protection and action planning

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Communication with stakeholders
Target & concern: Increase community employment; protect community environment; participate in society construction; support social charity; exchange & communicate with the community. Communication & participation methods: Investigate community needs; community education & publicity; conference & exchange; launching charity activities; safety & environmental protection knowledge advertising education.
Target & concern: Follow rules and regulations, pay taxes according to the law; national energy safety; continuous stable return; perform social responsibilities. Communication & participation methods: compliance management, pay taxes proactively; execute state energy policies; strengthen daily management of the company; undergo supervision appraisal; improve governance structure; actively guide and influence public policies; compliance information disclosure.
Target & concern: Prudent operation; real, accurate, timely information disclosure; provide reasonable gains & returns. Communication & participation methods: Protect shareholders to exercise rights according to the law; enhance approval by shareholders, disclose investment information in time; maintain good credit rating etc.
Target & concern: Participate in studies & discussions on industry standards etc; concern about industry development trend; striving for advancing sustainable development of the company & industry; environmental protection. Communication & participation methods: Contribute experience of the company; participate in the related activities; facilitate international exchange and cooperation; environmental impact assessment.
Government
Community & general public
Shareholders
Communication & participation
Organizations concerned
Staff
Cooperation partners
Clients
Target & concern: staff interest; promotion & development; health & safety; concern & love for staff; realization of self-esteem. Communication & participation methods: Set up labour unions at all levels; provide staff exchange platforms; pay remuneration in full and on time; pay social insurances according to the law; provide healthy working environment; set up fair promotion mechanism; help distressed staff.
Target & concern: Keep promises; fair cooperation, mutual benefit and win-win; share experience. Communication & participation methods: contract negotiation; routine business exchange; share management experience & technical standards; launch project cooperation; accept feedback opinion.
Target & concern: Provide safe, quality products & services; enhance client satisfaction. Communication & participation methods: Carry out product quality supervision & inspection; conduct client satisfaction survey; technical and management innovation; conference & visit; explore energy saving channels.

Implementation
Internalizing in heart, externalizing into action Bearing in mind the missions, perform duties diligently
Are the strength and sources of sustainable development of Yanzhou Coal Mining
Operation • Dynamics
Cooperation • Win-win situation
Green • development
Safe • Production
Care & concern for staff
Reciprocation • society

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Operation • Dynamics
Layout of the industry
Efficient production
Marketing management
Innovative development
Information assembly
In 2013 Yanzhou Coal Mining continued to optimize the layout of the industry, insisted on efficient production, optimized the marketing model, promoted managerial and technological innovation to create higher overall value to stakeholders.

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics
1 Layout of the industry
In 2013 Yanzhou Coal Mining made innovative development in its transformation and upgrade process, it insisted on a coordinated consideration of the layout and structure of the industry which was based on coal and which would expand from coal and develop coal products, strengthened its sustainable development capability, established an industry layout of “One industry base with two product lines, Vertical alliance & horizontal extension, Diversified operation with affiliates, Brand enhancement”.
Reliance on the advantages of staff, technologies, management, scale, brand of the company, focus on developing the coal industry as its base, its main industry is based on coal chemical and power generation industries.
To seize all market opportunities derived from the industries (non-virtual), actively develop coal logistics & trading industries, technical services industry, coal mine entrusted operation industry etc; using the advantages of listing in four places, fully make utilize the trading platforms of financial and futures, realize integrated development.
One industry base with two product lines
Vertical alliance & horizontal extension
Diversified operation with affiliates
Brand enhancement
Horizontal – actively push forward a reasonable division of labour and coordination with the related industries and top players of the industry, implement coal power, coal iron, coke joint operation; vertical – study, discuss the sustainable development issues of development of coal processing by depth, high end extension of the industry chain.
Further enhance the top level design of the “Yanzhou Coal Mining” and system planning, enhance brand value, enhance the global resource allocation and international operation capability by creating a brand image with international competitiveness.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Efficient production
We targeted at constructing safe and efficient wells, strengthened basic management, implemented scientific production with system simplification, making the most optimized layout, centralized production, mechanical digging, large equipments, continued to expand capacity, enhance quality and increase efficiency, carry out savings and consumption reduction activities to achieve the greatest benefits.
2.1 Optimizing production system
By setting up modernized coal production system, the Company enhanced the production capability of coal and resource utilization efficiency, protected the stable growth of coal output.
Form a modern production model
Increasing production scale
Set up a “40 million tonne coal district, thousand people, ten thousand tonne mine cluster”. Set up effective raw coal processing system and coal quality upgrade processing system.
Modernizing equipments
Optimize equipments and installations, realize equipment management modernization. Safe, effective and heavy coal mining complete set of equipments and installations.
Professionalism of team
Build up professional teams for equipment safe withdrawal, mine equipment major repair for mining work, set up coal processing management centre, implement professional management.
Informationization of management
Realize automated control of production adjustment, safety monitoring, information communication and personnel positioning systems.
Realize real time monitoring and real time communication of major production phases, create “smart mines”.
Target
Set up a “safe, green, smart, efficient” modern coal productions system
Implement the “Three Reduction Three Enhancement Five Optimization” strategy
To implement the “Three Reduction Three Enhancement Five Optimization” strategy, strengthen the core basic position of coal industry. In 2013 the coal output for the year was 73.80 million tonne, or a year-on-year increase of 5 million tonne, the subsequent momentum of development of the coal industry, the strength of the main industry was further increased.
“Three Reduction Three Enhancement”
Reduce tunnelling, reduce mining faces, reduce system; enhance speed, enhance quality, enhance effectiveness
“Five Optimization”
Optimize design, optimize mining equipments and skills, optimize production follow up, optimize system, optimize labour arrangements

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics
Small tips
Jinan III Mine “Three Reduction, Three Enhancement” driving the efficient and substantive development of wells
Amid efficient and substantive development task of wells, Jinan III Mine seriously implemented the deployment of the “Three Reduction, Three Enhancement” activity, it converted the release of ideas and change of concepts into actual action, it reduced the working planes, reduced the number of systems, reduced labour force, enhanced efficiency, with this scientific “lean” production system, it optimized labour allocation, through the deepening of management, it created results, motivated the productivity in the wells, reduced costs, enhanced the results, the results of the “Three Reduction, Three Enhancement” activity were first seen.
It optimized design to reduce the working planes. It arranged all professionals to work together to make diagnosis of the production system of wells, scientifically coordinate the mining of 7 mining zone, 8 mining zone, comprehensively optimize the layout of working planes, expand the alleys, air supply, water supply and electricity supply systems, in 2013 the number of digging working planes of all mines reduced from 13 to 11, this reduced the digging project volume and ancillary project volume of coal mining, reduced the digging costs by RMB3 million.
It optimized systems and reduced equipments and simplified stages. This mine had a long term perspective, it fully analyzed and evaluated the 9 systems of air circulation, water discharge, electricity supply, the status of 13 professional production systems and equipments, classified and formulated the implementation of system optimization and technical equipment upgrade concrete proposals, worked hard to reduce the complexity of production systems, reduced system wear and tear, use of equipments and personnel.
It relied on technology, equipments, and skill upgrade to enhance efficiency. Jinan III Mine was the first to introduce general digging machine operation line in the company, it adopted rock digging drilling vehicle, rear unloading rock transmission machine and conveyance belt ancillary skills, replaced manual hole drilling and eyelet installation machine production method, the efficiency of the general digging machine was raised by over 50%, the maximum monthly advancing length in the alley of large facet of rocks reached 145 metre. Focused on increasing the level of single production, it implemented one mining at height production skill in the first batch of exploration work in the company, it carried out one at height working plane comprehensive mining of digging project 53, 12-depth, it is forecasted that in 2015 after its launching, the recovery rate can be increased to 10% approximately, the monthly single production level can be increased to 50,000 tonne, the number of labour can be reduced to 20.
High efficiency comprehensive mining of working planes

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Efficient production
2.2 Product quality management
Yanzhou Coal Mining firmly established the concept of “Keeping the quality means keeping the market, stressing the quality means stressing results”, strengthened quality management in a comprehensive way in all processes with the participation of all staff.
Comprehensive quality management
The Company took the lead among its counterparts in the coal mining industry to carry out accreditation of quality, environmental protection, occupational health and safety, survey management systems, we fully introduced excellent performance model, set up a comprehensive integrated quality management system, formed a comprehensive continuous improvement mechanism.
Quality management in all processes
We applied various quality techniques in an integrated way to carry out management of the coal quality chain to guarantee the quality control of each phase, each period of time, each process, to ensure that the quality of the production process was stable and under control. The impurity ratio of the clean coal (per 10,000 tonne) of the Company was kept under 1.0 kg, reaching the international leading level of clean coal.
Participation of all staff
By arranging quality management activities joined by groups of people, we enhanced the quality concept so that everyone took part in quality management, all members of staff monitored the quality of products.
In 2013 the Company recorded a total of 843 topics of quality management group activities, the number of people participating in the activities reached 9,320; 796 groups insisted on continuing the activities, and obtained 723 results, the achievement rate of the groups was 85.76%.
3600 Comprehensive quality management model
“Three Zero” targets Zero defect of management Zero foreign substance in products Zero compliant from clients
Advancing by 3D PDCA
Level
Process
Time
Management standardized system
Technological innovation system
Personnel target responsibility system
Main concern: coal quality

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics
2.3 Cost reduction and efficiency enhancement
2013 was a harsh year testing the strength of Yanzhou Coal Mining, faced with the drastic changing market conditions and unprecedented difficulties and challenges, the Company adopted the “Ten cleaning up, ten enhancement” activities to enhance cost reduction awareness, strictly implemented real cost reduction tasks in details, according to Chinese accounting standard achieved RMB2.399 billion in cost reduction and efficiency enhancement by all domestic coal mines in aggregate.
Ten cleaning up, ten enhancement
1) To clean up and standardize the companies, to enhance corporate governance level;
2) To clean up and standardize the labour force, to enhance the human resources management level;
3) To clean up and standardize the internal market, to enhance the level of building up a market mechanism;
4) To clean up and standardize the intermediaries, to enhance materials purchase and sale management level;
5) To clean up and standardize the idle assets, to enhance the asset utilization level;
6) To clean up and squeeze the use of “Two Funds”, to enhance the funds utilization level;
7) To clean up and standardize the income allocation, to enhance the remuneration management level;
8) To clean up and standardize tenders, to enhance the management level of outsourcing to contractors and acceptance of contracting work;
9) To clean up and standardize the investment management, to enhance the investment gain level;
10) To clean up and standardize the account management, to enhance the level of centralized management of funds.
Refinement of work
All companies set up cost reduction guidance groups and working groups, specify work responsibilities, prepare cost reduction and effectiveness enhancement action proposals, break down target values of costs to be reduced at all levels.
Strict requirements
Specify the cost reduction principles, strengthen labour cost control, strictly standardize work-related consumption management, and require all companies to quickly mobilize all members of staff, pressurize from one level to another successively, implement accountability from one level to another successively, get proposals, get action, get results.
Advancing solidly
All companies prepare detailed sub-targets, quantify appraisal targets, implement accountability to individuals in order to ensure the realization of the cost reduction target.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Marketing management
The Company advocated the marketing concept of “Maximizing client value and corporate earnings”, attracted clients to spend, created clients’ needs, accelerated the implementation of marketing resources integration, proactively coped with market changes.
3.1 Resource integration
We built a marketing management model oriented towards market needs, formed a marketing layout of seamless linking, overall interactive of the three phases of production, transportation and sales to realized the global distribution, regional complementary and strategic synergies of products.
1 Consolidate regional markets in the province, increase the power of marketing
2 Consolidate external coal sold in domestic market, enhance integration level
3 Consolidate marketing layout outside the province, enhance marketing coverage
4 Consolidate logistics, trading resources, enhance ability to control market
5 Consolidate internal product market, enhance synergetic development power
6 Consolidate marketing management resources, enhance ability to cope with the market
Resource consolidation
3.2 Marketing system
The Company built up the “12345” marketing system, realized centralized, professional marketing structure, intensive, scientific work flow of marketing tasks, systemization and standardization of management of marketing system.
“12345” marketing management system
1 Reliance on one brand – “Yancoal” to carry out coal production, sales and trading, continuing to seek to build new profit sources.
2 Stressing the building up of standardized coal processing plant and standardized coal mines (“Two plants (mine)”).
3 Deepening the setting up of “Three Zero” projects – zero defects, zero foreign matter, zero client compliant”.
4 Implementation of “Four optimization” – product structure, transportation method, port, clients.
5 Implementation of “Five uniform” management – uniform market, uniform planning, uniform pricing, uniform settlement and uniform dispatching.

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics
3.3 Marketing measures
Yanzhou Coal Mining always firmly believed in “The only constant rule in the market is constant change”, by setting up “Three systems”, we enhanced the “Four capabilities”, implemented “Five changes”, ensured marketing could increase revenue and create results.
Enhance market judgment ability
Enhance revenue increase, result achievement ability
Enhance strategic response to changes ability
Enhance market exploration ability
Enhance ability
Three systems
Coal quality management system Stress sources, all work flow -– enhance quality, increase efficiency
Coal processing management system Several types, fast adaptation -– optimize and increase efficiency
Market expansion system Better strategies, increase sales volume -– increase revenue and increase efficiency
Five changes
Optimization of marketing strategies Speed up the change from an orientation towards information into an orientation towards marketing results
Adjustment of types of structure Speed up the change from the production of traditional products to research and develop products with high efficiency
Choice of sales channel Speed up the change from spot trading to diversified sales as well
Cooperation with strategic alliances Speed up the change from maintaining market equilibrium through varying prices to long term win-win cooperation
Positioning of marketing functions Speed up the change from being a coal supplier to an energy integrated service provider

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
4 Innovation development
Innovation is the reliable protection and motivating force of the development of a company. Yanzhou Coal Mining strengthened technological innovation, speeded up the transformation of technological results to actual production, continued to push forward development models and operation management innovation, required technologies to achieve growth, required management to produce results, continued to enhance the development potential of the Company.
4.1 Implementation of management innovation
Setting up an internal market
We used the changing of operation mechanism as the core, emphasized 7 basic elements, specified a six-tier market as the subject, reinforced 7 basic tasks, improved 5 protection systems, pushed forward the operation of an internal market in a scientific and effective fashion to order to effectively motivate the internal driving forces to increase management effectiveness of all operating companies through the relationship of internal administrative management of the companies, the changing from a servicing relationship to an economic settlement relationship, the enhancement of cost awareness, market awareness of staff.
Business model innovation
We optimized the trading structure and trading methods, formed diversified sales channels of spot trading, trading inside the site, online trading, implemented online bidding to sell coal products, pushed forwarded the listing of futures.
We made use of the existing supplier mass, concentrated on the procurement platform, market marketing network and bank facilities, started supply chain financial services businesses; explored the hedging activities of coal products abroad, reduced market volatility risks.
We focused on client needs, optimized the structure of coal products, promoted the change of coal products from mainly thermal coal to coking coal, increased the power to increase coal product value; fully made use the synergies of reserve coal base, coal trading centre to satisfy different needs of clients.
7 basic elements
Market subject, market object, market rules, trading market, transaction price, transaction volume, trading platform
5 levels of market subjects
Company, mine, district team (workshop), shift group, position
5 basic tasks
Fixed management, price management, quantity management, computing & settlement, informationalized management
5 protection systems
Comprehensive forecast management system, comprehensive quality management system, comprehensive target management system, performance appraisal system of all staff, comprehensive risk management system
Small tips
Xinglongzhuang coal mine set up the “124554” internal market operation system, it adopted a Point-driving-area method to gradually promote the internal market management of wells. Firstly it ran trial run in 8 production work zones, then the internal market management was commenced in all the mines. It emphasized on 4 key tasks, namely the setting up of a underground logistics market, the standardized mm of non-tender processing parts, the tendering mechanism of underground projects, the transformation into an internal market for the bathroom of staff.

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics

4.2 Promoting technological innovation

We followed the technological innovation principles of "Autonomous innovation, breakthrough key areas, supporting the development, guiding the future", stressed our core business, continued to promote technological innovation organization system, set up systems, strive to create a technological innovation platform, lay a solid management base for further promote technological innovation work.


The company has specific:
1 Technological innovation direction
2 Technological innovation principles
3 Technological innovation strategies
4 Technological innovation plan
Specific plan
System protection
Complete system in the phases of technological requirements, project approval, R & D, process control, result appraisal, project inspection
Technological innovation management
1 Set up a stable technology investment protection mechanism
2 Improve R & D funds management mechanism for technological projects
Funds protection
Innovation system
1 Form an autonomous and open technological innovation system
2 Implement the "Six-in-one" innovation project of culture, system, talent, platform, project and industries.

Technological innovation system

We improved the multi-layer technological innovation operation system integrating production and studies which used the Technological committee as the decision-making level, the professional technological R & D organizations as the development level, the higher education institutes and R & D centres as the supporting level. We facilitated the promotion, transformation, transfer and application of advanced and mature technological results to rapidly transform practice results into productivity and generate economic benefits.

Technological innovation management system


Decision-making levelprotection
Technological committee
Consulting level
Expert committee
Management level
Technological centre
Development level
Internal research organization
Supporting level
External cooperation scientific research schools

37

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
4 Innovation development
Technological innovation system
We prepared the management systems of the “Administrative Measures for Technological Innovation Work”, ““Administrative Measures for Patent Work”, “Measures for Rewarding Scientific and Technological Progress”, “Interim Measures for Scientific and Technological Confidentiality” and ““Administrative Measures for Standardization of Work” etc, to set up systems to protect the demonstration, funding, process control and results, intellectual property right and asset management involved in the entire process from the creation of a technological Innovation project, its implementation, evaluation to the promotion of its application.
New platform of technological Innovation
In addition to standardizing the new work flow of technological Innovation, the Company used improving the technological Innovation system as the focus to build an important platform to attract high end talents and nurture world class innovative capability.
The Company possessed R & D platforms at national class such as a company technological centre at national class, post-doctoral R & D work stations etc, and it formed a professional Innovation team.
Results of technological Innovation
The Company focused on the technological Innovation aspects of coal development, clean production, safety production etc, speeded up the realization of commercialization of technological results, continued to increase the ratio of contribution of high technological innovation in the economic growth of the Company. In 2013 it invested RMB 277.2 million in research spending, completed over 70 technological results for the year, of which 22 technological results had been technically evaluated as reaching the international advanced level.
It was awarded the technological award at state level, the number and classes of top grade technological awards were maintained at a leading level in the industry.
In 2013 the Company was awarded 18 awards at provincial level, of which 1 national scientific and technological prize, 7 progress awards of Shandong province, 10 scientific and technological awards in the coal industry of China.
We emphasized intellectual property right management, the number of patent granted reached the historic high.
We actively launched nurturing work of “state-class intellectual property right model company”, from the perspective of foreign resource development and international development, we fully strengthened the creation, application, protection and management of intellectual property rights, actively promoted the capitalization of intellectual property rights. In 2013 we completed the application of 45 patents, of which 15 were invention patents; 71 patents were granted, of which 9 were invention patents, the number of patent applications and patents granted made a historic high in years.
Undertaking the state scientific technological plans, enhancing the technological R & D level.
Four projects namely “Huge-volume-based data storage technology of coal mining equipment status monitoring system”, “Online alert system of initial digging of alley and rock panel pressure”, “Flooding prevention technological study on lower coal initial mining zone exploration and mining” and “Coal mine unsafety behavior 3D virtual simulation alert system” were listed as the critical technology projects for the prevention of major accident for 2013 national safety production.

Concept Implementation Benefits 2014 Prospects
Operation • Dynamics

5 Information assembly

Yanzhou Coal Mining insisted on the development concept of promoting commercialization by informationalization, and it could achieve safe production, informationalization of operation management through the automatic, electronic, network-connected and informationalized new industrialized path.

In 2013 we pushed forward the integration of informationalization and the upgrade and structural adjustment of the industry, continued to accelerate the implementation of four informationalization projects for infrastructure facilities, basic data, work flow re-generation, management optimization in order to realize automation of data collection, assembly of business information and information management via network.

• The seven management and control systems using ERP as the operation platform that we had improved were namely the accounting, computing management and control system, the cost and expenditure management and control system, materials supply management and control system, product sales management and control system, client credit


功能强大
开放性
集成化
可靠性
灵活性
国际通用
SAP ERP
SD
FI
MM
CO
PP
AM
QM
PS
PM
WF
HR
IS



management and control system, supplier evaluation system and information and data management and control system.

• The ERP system were integrated with the production allocation system, system of informationalization of wells, telecommunication application system, the assembly of all information and data in the data centre, sharing of data among all business modules were gradually realized, the security, reliability and timely manner of data was ensured. There was seamless linking between the ERP system and internet banking system and comprehensive budgeting system.

• We pushed forward the integrated development of informationalization and industrialization, implemented smart electricity supply which was safe, enhanced the electronic control of transportation, centralized control of conveyance transport, transformation into automated safety production monitoring and control, set up a safety production monitoring and control and production allocation directing system, remote control and unmanned duty shift of main conveyance belt equipment in the well, water pump room and electric convertor station which were excellent in the industry.

39

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Cooperation Win-win situation
Investor relationship Supplier satisfaction Client satisfaction
Mutual benefit and cooperation with stakeholders
In all our actions, we are committed to results that benefit all stakeholders: a ‘win-win’ strategy. To achieve these mutually beneficial outcomes, responsibility and cooperation with stakeholders is vital. It means forming communities of interests with integrated resources and shared social responsibilities. It is through these partnerships with investors, suppliers and customers that we work together to develop and create value that rewards us all.

Concept Implementation Benefits 2014 Prospects
Cooperation Win-win situation
1 Investor relationship
Sufficient disclosure is both the basis and premise of managing investor relations. The company has therefore optimised its investor relations management mechanism in accordance to legal and regulatory requirements as well as routine operational experience.
The company has always advocated a ‘go out and invite in’ strategy of communication with domestic and foreign investors via different channels and various forms. By this means, we have maintained consistently good investor relations while securing the best interests of the company and shareholders alike.
Among the most prominent of our communication channels is our roadshow. Held at least twice a year (and simultaneously both at home and abroad), the roadshow has been an excellent means for the company to highlight its achievements, report directly to investors on operational performance, and collect opinions and suggestions from investors and capital markets.
The company has also actively participated in large-scale investment forums organised by domestic and foreign securities brokers, as well as communicating effectively with fund managers and analysts via one-on-one and group meetings.
Another effective venue of communication has been the ‘reverse roadshow’, in which the company invites investors to explore its operations on-site. Contact with domestic and foreign investors, securities analysts and other media is also maintained via frequent teleconferences.
The company has continuously optimised its website and its presence on the Shanghai Stock Exchange’s ‘e interactive platform’. We have classified and ensured the timely publication of disclosure for domestic and overseas capital markets, as well as making announcements of thematic issues.
Finally, the company values communication with shareholders in its general meeting. The participation of minority shareholders is actively encouraged during these occasions, either by network, voting or by other means. Usually all directors, general managers, the chairman of the Supervisory Board, relevant supervisors and senior managers attend the shareholders’ meetings. According to (incomplete) statistics, in 2013 the company met more than 810 domestic and foreign investors in total.
Major disclosure approaches:
Roadshow Actively introduce the company to investors
Reverse roadshow Invite investors to make on-site project investigations
Report on the capital market Provide comprehensive support to the study report’s completion
Investors’ strategy meeting Discuss the company’s development and industry prospects
Telephone /email/ telecommunication Convey timely information to promote understanding
Investors Reception Provide answers with Professional knowledge
2012 roadshow of Yanzhou Coal

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Supplier satisfaction
Yanzhou Coal Mining Company attaches great importance to the management of suppliers’ social responsibility. We therefore thoroughly investigate and evaluate suppliers’ operations, develop and promote suppliers’ CSR, and endeavour to build a sustainable supply chain while achieving mutual development with suppliers.
2.1 Supply chain management
The company has established supplier evaluation, information feedback and supplier credit filing systems with the aim of defining a clear standard for supplier evaluation, regular selection access, and continuous monitoring. Using these tools, the company has ranked the management of suppliers, established strong strategic partnerships with key suppliers, and formed a comprehensive supply chain management mechanism.
As of the year 2013, the company had 1,326 ERP suppliers, and the ratio of suppliers to production reached 86%. The average direct-supply rate of major material suppliers reached 85% or more up to the same year.
2.2 Suppliers’ rights & benefits protection
The company made and implemented the ‘supplier management approach’, and using the ERP management platform, implemented a mechanism to create an open, fair procurement environment and prevent bribery and other possible avenues of corruption. In strictly conformance with the contract, the company made on-time payment and secured the rights and interests of its suppliers. In 2013 the company’s contract performance rate reached 100%.
Region Number of suppliers Ratio
1 Domestic 1305 98.42%
(1) Shandong 647
Ji Ning Area 399
Other areas 248
(2) other provinces 658
2 overseas 21 1.58%
Total 1326
Supplier category Number of suppliers Ratio
Production-related supplier 1134 85.52%
Trade-related supplier 192 14.48%
Total 1326
Goods & Material Supermarket

Concept Implementation Benefits 2014 Prospects
Cooperation • Win-win situation
2.3 Enhancing suppliers’ CSR performance
The company has integrated CSR into its entire procurement process by stipulating assumed social responsibility into its contracts. By including social responsibility commitments and other measures in contracts, the company encourages and leads suppliers to fulfill their social responsibilities. As a further beneficial effect, this measure also enables the company to reduce the environmental and social risks of its procurements.
Enhancing suppliers’ CSR performance
Drive suppliers to perform SR
Evaluate suppliers’ CR performance
Encourage good suppliers
Measures: Strengthen suppliers’ sense of performing SR; add restrictive stipulations for SR performance
Measures: Evaluate suppliers’ qualifications; assess SR performance periodically/ continuously
Measures: Issue more orders; maintain good payment terms
2.4 Mutual development with suppliers
The company engages frequently with suppliers through meetings and seminars, and often uses these occasions to respond to and solve their issues and concerns in a timely fashion. This practice has contributed greatly to the building of harmonious company-supplier partnerships.
In the same vein, the company offers a platform for sharing information, industry research and market developments with its suppliers. The platform has proven advantageous in aiding the development of participating suppliers.
Small tips
Jiamusi Coal Mining Machinery Co, Ltd introduced Mitsui Miike S100 TBM Technology in 1987 and achieved localization. However, the model did not gain wide acceptance in the industry due to its inefficiency, causing its further development to stall.
In 2001, Yanzhou Coal Mining began a collaboration with Jiamusi Coal Mining Machinery Co, Ltd to develop the EBZ150 roadheader. Two years later, the first device entered into service successfully in Dongtan. With the help of the EBZ150, Jiamusi Coal Mining Machinery Ltd made rapid gains in the domestic market. To date, more than a thousand EBZ150 units have been sold, and Jiamusi Coal Mining Machinery has grown into a world-class machine manufacturer.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Client satisfaction
The company is continuously refining its customer service systems. Among other actions, we have multiplied communication channels to improve customer satisfaction and build trusting, long-term partnerships with them.
3.1 Customer relations
Our ‘customer relationship management’ system – which incorporates such data as the scale of customers’ production, level of credit, purchase quantities, partnerships, and development potential – classifies customers into four types: strategic, key, potential and general. Consequently, different marketing management approaches can be made which take into account their relative priorities.
Based on our strategy and key customer relationship evaluation criteria, the company makes annual customer relationship evaluations. This enables us to the select forthcoming strategic, key and potential customers. Following the principle of ‘promote cooperation and achieve mutual benefit’ and in accordance with strategic and key customers’ level of supply and demand, the company acts on the appropriate price, flow, settlement, delivery, etc, to ensure a stable long-term partnership.
2013 conversazione with key customers
43.4% strategic customers
Dynamic optimisation of customer relations
30.9% key customers
25.7% general customers
Customer relations management
1. Implement management of customer relationship classifications, develop differentiated marketing strategies.
2. Implement system of customer relations assessment, evaluation and adjustment for strategic and key customers.
3. Study and formulate the development plans of potential customers and enhance cooperation with potential customers.
4. Study and formulate preferential policies targeting strategic and key customers.
5. Strengthen customer information management and provide quality customer services.

Concept Implementation Benefits 2014 Prospects
Cooperation • Win-win situation
3.2 Customer communications
There are several means by which the company maintains effective customer communication, including high-level personnel visits, visiting strategic customers, holding regular seminars, invited customers visits, and survey questionnaires. By gaining customer feedback through engagement, the company develops a better understanding of their needs and their ideas on improving our products, services and marketing. Business cooperation between the two sides can be enhanced as a byproduct of this engagement.
Means of communication
High-level personnel visits Courtesy visits, Strategic cooperation negotiations Enhanced relations and strategic cooperation
Business discussions, Surveys on demand Business detail discussions Most efficient and direct communication
Telephone, internet, messages Case studies and discussion Time-saving, efficient
3.3 Product liability
The company has established and implemented its product quality control system in accordance with national policies, industry standards, and technological innovations.
Comprehensive adoption of 6 Sigma quality management techniques and a coal quality information integration and control system has enabled the company to adopt a ‘360 degree dynamic management’ approach embracing both the process and the product. As a result, product quality is in line with national and industrial quality standards, and has attained international ‘clean coal’ requirements. In 2013, there were no cases of product recall due to quality, safety or health problems.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Client satisfaction
3.4 Service promotion
Improving the service mechanism. Promote ‘zero distance’ service; insist on transparent selling, shipping and preferential policies; secure the company’s and customers’ mutual interests in a fair and open manner; improve customer satisfaction.
Executing service evaluations. Investigate customer satisfaction every six months. Draw on customer experience to identify service deficiencies; develop measures to continuously improve in this area.
Coordinating coal deliveries. Gain a full understanding of the company’s monthly production capacity and develop a reasonable marketing plan; coordinate closely with customers to ensure promised delivery.
Providing a trustworthy service . Establish a 24-hour service hotline and respond efficiently to customer enquiries, feedback and complaints. Develop a customer self-check system of real-time enquiry on proposal reporting, product delivery and market information.
Protecting customer privacy . Our confidentiality regulations clearly prohibit the company from revealing customers’ information, including contract prices agreed with strategic and key customers. Contents negotiated with customers similarly cannot be provided to any third party. Confidential documents related to customers are managed by a specially assigned person, with access to the documents subject to authorisation or approval.
3.5 Continuous satisfaction
Twice a year, the company investigates customer satisfaction by carrying out questionnaire-based surveys, on-site visits to customers, and customer visits to the company. A third party analyses the collected data for insights to customer needs, expectations and motivations. The results of this analysis is used to better understand customers’ development strategies and planning, and helps us to make continuing improvements to customer satisfaction. In the first half of year 2013, our customer satisfaction score was 98.9 points. This rose to 97.8 points in the second half of the year, for an annual average score of 98.38 points.
Notably, in 2013 the company did not receive any complaints pertaining to its products and services.
Customer satisfaction
Continuously improve product and service quality
Collect opinions on quality improvement
Quality tracking system Complaint response system
Customer database Investigation of customer satisfaction

Concept
Implementation
Benefits
2014 Prospects
Cooperation • Win-win situation
4 Mutual benefit and cooperation with stakeholders
Yanzhou Coal Mining Company adheres to the principle of ‘trust and cooperation for mutual benefit’, and is committed to strengthening its cooperative links with local governments, financial and research institutions and other parties relevant to its core competencies of developing product resources, technological innovation, and commerce. We are keenly aware of the positive impact of our activities on regional economic development, and their potential mutual benefit for all related parties.
Enterprise-government cooperation
Engage in cooperation with local governments to promote regional economic development and the development of related industries. Aim to achieve a ‘win-win’ situation by both helping to fulfill governmental responsibilities and realising value for the company.
Enterprise-bank cooperation
The company’s sound finances and good operational performance helped it to maintain the confidence of financial institutions. This in turn earned us excellent credit support and the financial security to invest in the company’s sustainable development, resulting in further gains for the financial institutions.
Enterprise-school cooperation
Implement a series of strategic links with Tsinghua University, the Coal Research Institute, China Mining University and other scientific and technological research establishments to aid in personnel training, productivity transformation and other areas of mutual interest.
Enterprise-enterprise cooperation
The company has lent its support and active help to local companies (including small and micro enterprises) to promote the region’s and industry’s continuing economic development.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Green • development
Creating a green management platform
Advancing energy saving & emission reduction work
Building a green production layout
Construction of ecological civilization mine
In 2013, Yanzhou Coal continued to live up to its commitment to building a resource-efficient, environment-friendly enterprise and developing ecologically friendly coal mines. The company’s response to global climate change includes the implementation of healthier production processes, making continuous improvements to environmental management systems, adopting effective environmental protection and resource conservation measures, pollutant emission controls, and reducing energy consumption.

Concept Implementation Benefits 2014 Prospects
Green • development

1 Creating a green management platform

Environmental philosophy

Implement green development approaches and construct ecologically friendly coal mines.
Implement clean production processes and promote measures to use less energy and cut pollution.
Develop a circulating economy pattern and improve utilisation of resources.

Environmental policy

Building green enterprises, protecting the planet
Pursuing eco-efficiency, compliance and advanced control
Providing clean coal, rational exploitation of energy
Focus on the environment, integrated sustainable development

Environmental goals

Building a resource-saving, environment-friendly enterprise and ecologically friendly coal mines.

1.1 Environmental management system

The company's GB/T24001-2004 environmental management and GB/T23331-2012 energy management systems have been continuously strengthened by improvements in organisational leadership, system security, targeting and responsibility, supervision and evaluation, information construction, and benchmark management.




Produce a target and responsibility paper defining environmental protection and energy conservation goals for every individual.
Implement environment monitoring and online monitoring to learn real-time pollutant emission targets; adopt an accountability and vote vetoing mechanism.
Target & responsibility
Supervision & evaluation
Implement a transparent, energy-saving digital management system.
Information construction
Environmental management system
System security
Develop a comprehensive system of regulations into a consistent environmental management approach.
Benchmark management
Organisational leadership
Carry out benchmarking management on technology, administration, processes and concepts.
Establish an energy conservation pilot team and form a management system with three levels of the company, the mine office and the workshop.

49

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
1 Creating a green management platform
1.2 Construction project management
The company strictly complies with laws and regulations for environmental protection, and environmental impact assessments, energy impact assessments and anti-pollution measures shall be applied concurrently with the project’s design, construction and commencement of operation. This is required for all new construction and reconstruction projects. Such requirement has been fulfilled by 100%. All units of the company have passed the sewage treatment inspection organized by the government and obtained sewage permits.
1.3 Environmental emergency management
The company attaches great importance to the management of environmental emergencies. Thus, contingency plans have been implemented at key mining areas, with provision for resources such as emergency teams at the facilities. Emergency team readiness to cope with pollution is consistently tested in frequent interdisciplinary emergency drills.
1.4 Environmental publicity & education
Environmental awareness underpins all effective environmental action. The company therefore uses opportunities such as World Environment Day to publicise energy conservation knowledge and promote ‘Wu Jin’ activities. As part of its education initiative, the company has also organised activities such as ‘experiencing the energy shortage’ and ’the exemplary position of energy conservation’ to highlight the issue and promote better understanding.
Internally, the company uses centralised training and video lectures to ensure that all employees are aware of its energy-saving policies and standards. Professional training on energy management, clean production and environmental protection qualifications further improves the environment-related performance and skills of the management team.

Concept
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Green • development
2 Advancing energy saving & emission reduction work
2.1 Investing in saving energy
In 2013, the company invested ¥38.54 million on sewage treatment, ¥70.78 million on fume and gas treatment, and ¥3.578 million was charged for sewage discharge. In the same year, ¥18.158 million was invested in energy-saving technologies, and ¥10.6224 million was spent on eliminating high energy-consuming equipment.
2.2 Energy saving projects
The recent past saw the Zhaolou coal mine conducting a major sewage renovation project and the reconstruction of the Tianchi coal mine’s sanitary and mine site sewage treatment systems. These projects ensure that all mine site sewage is properly treated and meets the government’s discharge standards. Moreover, a class A closed circulation system is adopted for the treatment of coal washing water.
Our coal pit headquarters are equipped with ‘clean coal pits’ optimising our coal dust spraying facilities, and eight units have established their own washing station.
Nantun Power Plant has renovated its furnace limestone injection and desulphurisation facilities, achieving SO2 emission concentration to be controlled at lower than 200mg/m3. The Jier Power Plant has implemented a dust treatment system which combines electronic dust cleaning with dust collection pocket, enabling the plant to control emission concentration at less than 20mg/m3. The plant’s remaining boilers are installed with smoke and dust collectors, making them 100% compliant with dust and SO2 emission standards with reduction of 856.3 tonnes of SO2 emission.
Dongtan coal mine upgraded its energy-saving centrifugal compressor, Jining No.2 coal mine and Beisu coal mine conducted the SVG reconstruction, Yangcun coal mine completed four energy-saving projects, including using the new energy sources such as solar power in the bathing water system for workers, by which 4,000 tons of standard coal were saved per year.
1147 sets of Y series three-phase asynchronous motor units were replaced according to the requirement of the Second Directory of High Energy-Consuming Outdated Electromechanical Equipment (Products) issued by the MIIT (Ministry of Industry and Information Technology) of the PRC.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Advancing energy saving & emission reduction work
2.3 Operation of environmental protection facilities
The company has completed 10 sets of mine water treatment facilities, 2 sets of production wastewater treatment facilities, 11 living sewage treatment stations, and 7 sets of coal sludge water closed loop facilities.
Desulfuration facility
Following the policy of hierarchical management by the state level, the provincial level and municipal level governments, online real-time monitoring and manual monitoring would be combined to strengthen the management on the operation of environmental protection facilities, and the emission standard was fully met.
Wastewater treatment facility

Concept
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Green • development
3 Building a green production layout
3.1 Green mining
Increasing the rate of resource reclamation
We have continued our policy of the last few years of minimising the environmental impact of all facets of operations, from design to purchase to production to after-sales service. As part of this, we are committed to the ‘green’ exploitation of coal resources based on efficient and sub-level caving mining. To increase the rate of coal resource reclamation, the company has also emphasised the complementary mining of thick and thin coal seams, boundary coal mining, ‘triangular’ coal mining, cut-and-fill mining, and the simultaneous extraction of coal and gas. In 2013, we achieved a reclamation rate of 81.17% in our mining areas.
Controlling greenhouse gas emissions
Tight control of gas emissions is of priority importance in the simultaneous extraction of coal and gas, both to reduce greenhouse gas emissions and to guarantee safety in the mines. To achieve this, the company strongly emphasised solutions and management and regular training to improve the skills of the miners.
Complementing these measures were the introduction of advanced designs, techniques and theories for mine ventilation – a process of improvement that continues today. Through our research, we are striving to create better and more comprehensive prevention and control technology that will make gas extraction safer, cleaner and more efficient.
In 2013, the Tianchi Coal Mining Company achieved the integrated utilisation of 41 million cubic metres of gas.
Preventing land subsidence
Cut-and-fill mining – a relatively efficient technique – delivers fill materials like gangue and creams into the goafs along with the development of the stope, and then conducts stoping under the protection of the fills. Recently, company research made significant improvements to the gangue filling technique possible. Jisan Mining, Beisu Mining, Jier Mining, Xinglongzhuang Mining and Baodian Mining have steadily put into practice the separation between coal and gangue as well as fill mining. This ensures that the gangue remains in the coal mine and thereby largely reduces the occurrence of land subsidence, while increasing the rate of coal resource reclamation.
In 2013, the company filled 100,000 tons of gangue, replacing 135,000 tons of coal resources.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Building a green production layout
3.2 Cleaner production
Saving energy, mimimising pollution and maximising cost-effectiveness are at the core of the company’s approach to cleaner production. As part of our ‘cleaner production audit’, the company has conducted tests on thermal, water and electric equilibrium, and implemented a ‘cleaner production plan’ by putting in place new technology and stronger management of energy and product consumption quotas. Other measures include improving energy consumption control across the production process, optimising production system operation parameters, and increased the operational efficiency of all energy consuming equipment.
Small tips
Six power plants affiliated with Huaju Energy Company have conducted the ‘cleaner production audit’, resulting in the creation of 170 ‘cleaner production plans’ of which 165 have already been executed. Among these, 98 were zero or low cost, and 67 medium or high cost. The initiative directly resulted in the conservation of 227.2 thousand tons of fresh water, 11.6073 million kwh of power, 34.67169 thousand tons of coal, and 34.23 tons of oil. The scheme also led to 56.592 million kwh of additional electricity generated, conservation of the desulphurisation dose of 961 tons last year, a 141,000 ton cut in waste water production, and sulphur dioxide emissions reduced by 94.75 tons.
3.3 Low-carbon conversion
High-carbon energy converted to low-carbon energy
Another major environmental initiative carried out by the company involved a number of coal preparation plant improvements. Among these was the implementation of a flotation system, for the construction and application of an information loop network. The firm also made progress in its research of processing technology and equipment, especially concerning high-ash and easy argillisation coal washing. As a result, the goal of ‘row coal all selected, coal slurry all into the float’ was achieved. Benefits include a reduction in the ash content of coal slurry, an increase in the reclamation rate of clean coal, reduced possibility of delivering coal product mixed with gangue, less pollutant emissions from fired coal, and coal products’ compliance with state environmental requirements.
Efficient utilisation of clean coal
Measures implemented to increase the efficient usage of clean coal included using the resource to generate electricity while harnessing the byproduct heat resources. The company also pushed its coal chemical engineering technology forward, intensified coal processing, and implemented effective methods to reclaim and recycle carbon dioxide produced in the process. We have promoted the switch from fuel-oriented coal to a combination of fuel-oriented coal and coal-based chemical raw materials, which will further enable a more efficient utilisation of clean coal.

Concept Implementation Benefits 2014 Prospects
Green • development
3.4 Utilisation of resources
The company now uses ‘low calorific value’ resources such as coal slurry and coal gangue as fuel for power plants. The resulting annual consumption of coal slurry is on the order of 928.6 thousand tons, and 226.2 thousand tons of coal gangue. The remaining coal gangue and coal ash were used to manufacture building materials, in road construction, and as fill in mines to prevent subsidence, thus delivering an overall utilisation rate of 100%.
Additionally, the company has achieved full compliance with the Water Law of the People’s Republic of China and Provincial and Municipal Water Management Regulations, and has drafted its own comprehensive water conservation management approach. Through
Building material
our more efficient water utilisation, industrial production water has been reduced to a rate of 5.6 cubic metres per RMB10,000.
Another facet of the company’s comprehensive approach to conservation is the use of advanced technology to apply mine water and domestic sewage as cooling water in thermal power plants. Recycled water is also used to control dust fall, in coal washing plants, and in the land reforestation process. In total, the company achieved a 95% reuse rate for mine water and 65% for domestic sewage.
Small tips
Nantun Mine has adopted mine water membrane purification technology to solve the problems generated by its heating network system and cooling water. The measure ultimately contributed to a fund saving of RMB841,000, and in 2013, 126,000 cubic metres of fresh water saved. The project complies with state policy for energy conservation, emissions reduction and the circular economy, and points the way to further improvements in both the water supply in coal mines and the overall environment.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
4 Construction of ecological civilization mine
4.1 Reforestation of coal gangue piles
The construction of ‘green mine’ areas and a remediation programme of gangue reforestation are currently among the company’s highest environment-related priorities. Of four existing gangue piles, two have already been reforested, with reforesting work underway on the remaining pair. Meanwhile, the Zhaolou Mine has been equipped with a coal gangue-dumping site that conforms to state-mandated standards. This enables the processes of gangue dumping, landrection and reforestation to occur simultaneously. To date, the company’s has reforested a gangue area of 260,000 square metres with 65,469 trees and shrubs.
4.2 Minimising land subsidence
The company’s efforts to reduce the impact of its mining activities begin in the pre-mining phase, when scientific surveys identify likely areas of land subsidence. Subsequent mining operations are planned to minimise subsidence effects and actively manage any land subsidence that does occur. For example, soil resources on land that is likely to subside are excavated and preserved, and affected land is eventually reforested.
In 2013, in accordance with relevant state laws, the company fulfilled its obligation to restore the environment in coal mining areas. The company has

Concept Implementation Benefits 2014 Prospects
Green • development
paid all reclamation and levelling fees for 3,020.04 mu of mined subsidence land, with an aggregated governance deposit amounting to RMB1 billion.
4.3 Constructing environmentally friendly/ green mine areas
Recently, the Yanzhou Coal Industry was named as an ‘Environmentally Friendly Enterprise’ and ‘Circular Economy Demonstration Unit’ in Shandong province. The company’s ‘Yanzhou Mine Area Environmentally Friendly Model Research and Demonstration’ also won second prize for science and technological progress from the Coal Industry Association, and first prize in science and technological progress from CARCU. Jining the Third Coal Mine, Xing Longzhuang Coal Mine and the Dongtan Coal Mine have each earned the state-level title of ‘green mining’ pilot unit. Finally, the Huaju Energy Company’s ‘Mining Resources Conservation and Integrated Utilisation to Substitute Subsidies with Rewards’ project has won funding awards worth RMB10 million from the Ministry of Land and Resources.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Safe • Production
Safety culture
Prevention & control system
Emergency management
A safe production process has always been a high priority within the Yanzhou Coal Industry. The basis of the company’s approach to safety is an integrated combination of safety culture, a pre-control system for support, and a refined system of emergency management. In 2013, the company achieved zero fatality rate per million tons of coal. As of 31 December 2013, the company has maintained a perfect record of safe production for 2,741 days.

Concept
Implementation
Benefits
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Safe • Production
1 Safety culture
Safety at Yanzhou Coal Industry is predicated on the concept of ‘people-oriented, prevention-focused safety development’ – and especially to the promotion of an safety culture ‘ingrained’ at all levels of the company and all aspects of daily activities.
Goal
intrinsic safety
Concept
people-oriented
Safety-necessary
prevention-focused
Pre-teaching
Elements
Prediction
Presumption
Forecasting
Warning
Pre-control

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Prevention & control system
Five interrelated, interlocking systems of risk pre-control management are in place to support the company’s safety management elements. The systems are subject to continuous refinement and improvement in practice.
Concept-guided system
Mechanism guaranteed system
Quality promotion system
Technology-supported system
Institutionalised normative system
Concept-guided system
Positioning of safety work, place emphasis on safety
Safety is always the most important component of each work process; this system demonstrates our safety value of “People are the top priority”
Emphasis on work safety, people-oriented
Emphasise that life is valuable; when talking about safety, the theme should be ‘caring for life and safety’.
Safe work methods, focus on pre-control
In safety management, the prefix ‘pre’ should be highlighted; ‘pre’ is the key to prevention and a safe work environment.
Safe work attitude, encouraging critical thinking
Always emphasise ‘never talk about results’, ‘pressing time’, ‘risks everywhere’; instead, believe in ‘risks can be controlled and accidents can be prevented’.
Institutionalised normative system
‘Safe production responsibility system’
‘Business security responsibility’
‘Implement rules of safety responsibility’
‘Interim measures for coal mine safety supervision and inspection’
‘Safety executive accountability measures’
‘Safety assessment methods to quantify the economic reward and punishment’
Standardise procedures and avoid disorder
Clear lines of responsibility and strengthen the mission
Supervise and evaluate, guarantee implementation
Perfect standards and ‘plug the leaks’
‘Safety technology audit system’
‘Hidden investigation governance management approach’
‘Finger oral safety confirmation system’
‘Safety technology process rules’
‘Coal mine safety quality standardisation standards’
‘Mining face operating procedures’
‘Standardisation standard operating positions’

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Safe • Production
Technology-supported system
In order to effectively minimise major disasters like the spontaneous combustion of coal seams, gas, coal ash and bump, the company has developed the technique of moveable integrated mechanical mining (with independent intellectual property rights). This tackles problems such as tuberculosis that are usually inherent to the comprehensive mechanised mining of iron sulfide and this coal seams with rock content. Components of this safety technology include a hydraulic working face roof support in advance, a continuous miner, rock roadway support, and a mechanised line.
Technology-based innovation
Mechanisation
Enhance equipment levels
Information
Perfect technological measurement
Automation
System safety
Quality promotion system
The company carries out regular safety training and education for all staff, including such activities as off-work training, on-site internship, classroom teaching and imitation training. The aim of these exercises is to increase staff members’ risk awareness and their ability to prevent and manage risk.
Strengthen safety awareness
Enlarge knowledge about safety
Enhance safety skills
Improve quality, standardise behaviour, eliminate unsafe elements
Safety training which covers institution, teachers and teaching materials
Highlight ‘four to five level’ joint training, strengthen practical teaching
Corporate training
The Safety Supervision Department leads the company’s safety training, including the areas of design, guidance, supervision and assessment. Training content includes: national safety laws, rules, policies, production safety regulations and requirements, basic fire safety, characteristics of production, accident prevention, and major accident responses.
Unit training
The security training team of each unit is responsible for the safety training programme of its own unit, and the implementation of various types of emergency safety training.
Workshop training
Each workshop is responsible for the implementation of independent safety training.
Small tips
In 2013, ‘three staff positions’ safety training attracted 17,569 (including 2,823 team leaders) person-times, ‘forty-five’ independent safety training 53,000 person-times, and staff safety training rate, must-know rate and employment with certificates reached 100%. More than 50,000 employees participated in the National Occupational Disease Prevention Law Knowledge Contest. The company was awarded the title of ‘Outstanding Organisation’ in the People’s Republic of China Occupational Disease Prevention Law knowledge contest by the State Administration of Work Safety.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Prevention & control system
Mechanism guarantee system
Though mechanical innovation and institutional construction are inseparable, each has its own focus. Institutions mainly play a normative role, while mechanisms mostly concern motivating energy, eliminating inertia, and developing internal power.
The company requires a cooperative effort by officials, company management and staff at all levels to maintain an ‘all-dimensional’ system of responsibility. To achieve this, the company vigorously promotes its responsibility system to all levels, positions and processes in keeping with the goals of a closed-loop management model with devolved responsibilities, responsibility assessment and performance improvement.
3 Highlight three subjects –safety decision, safety performance, and safety supervision
2 Combine economic assessment and administrative accountability
3 Stick to the simultaneity of great economic reward and severe economic punishment, sanctions to severe administrative accountability, and incidents reporting and warning
4 Connect safety with the income and the appointment and dismissal of the cadres, responsibility and risk mortgage of business department, the performance assessment and income of the safety supervision personnel, the salary distribution and job adjustment of employees.
Establish “3234” Safety Assessment Model
Award & Punishment
Safety KPI
Safety Responsibility Investigation
Guarantee
Fulfillment
Execution
The company signed responsibility agreement with units at all levels, separating responsibilities.
Separation of Responsibility
Responsibility Implementation
Each unit fully implements requirements of the safety responsibility agreement in the production management process.
Reinforcement of Safety Responsibility
Responsibility Assessment
Formulate appraisal rules for production safety, announce accidents monthly and deem production safety as an important part of the performance appraisal of each unit.
Work Improvement
Analyze and assess safety risks of each unit, prepare guidance opinion for handling of major production safety issues and enhance safety management standard of the enterprise.

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Safe • Production
3 Emergency management
The company attaches great importance to taking precautions, continuous improvement of emergency management systems, the building of emergency management teams, formulation of emergency plans, and regular emergency drills. All of the above enhance its capability to minimise and deal with emergencies.
Establish key steps to start all emergency plans, emergency disposal procedures and detailed rules for endowing coal mine dispatchers with 10 rights of emergency disposal. In particular, make clear the liability subject of the emergency information reports and their details, time limits and requirements, to ensure the promptness and accuracy of reporting of emergencies, forecasts and warnings.
Perfect the safety monitoring and controlling system. Every coal mine is connected with the company for comprehensive, real-time surveillance of the production system, equipment and the environment.
Perfect the natural disaster early warning and precaution system. Rainfall observation sites, water level and water flow rate observation sites along rivers and lakes have been established by all units of the company to provide real-time monitoring of water levels and flow rates. In 2013, 13 early warnings were issued for dangerous weather conditions.
Perfect the emergency plans system. The company has created comprehensive emergency plans to reduce production accidents and cope with such emergencies as fires, dangerous weather, public security and public health events, and environmental pollution accidents. Strides are being made to further strengthen the pertinency, practicability, comprehensiveness and consistency of all plans.
Strengthen the construction of part-time rescue teams. The company currently boasts eight full-time squadrons and 24 battle squads trained for emergency rescue and dangerous chemical conditions. All production and operational units have also established 48 part-time emergency rescue teams comprising 14,579 staff.
Strengthen emergency resources management. In 2013 the company invested RMB12.3 million to build six coal mine safety systems and risk-aversion ground constructions. Each of the company’s 18 mines features three permanent and 85 temporary refuge shelters, which are built to improve the comprehensive security of the company, making it a showcase provincial emergency management site and earthquake safety enterprise.
Strengthen emergency actual drilling. The company conducts emergency actual drillings according to the types of disaster and the characteristics of season, such as production suspension and evacuation when there is dangerous weather, coal-dust explosions, mine flooding or ground floods.
Safety supervision system
emergent risk-avoiding system
liaison system
water supply and rescue system
wind pressing self help system
person locating system
Six systems of risk-avoiding in coal mines
Effectively reduce the risk of accidents
Enhance the capability of disaster control and emergency rescue
Guarantee life safety of workers under special circumstances

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Care & concern for staff
Protect of interests
Occupational health
Staff training
Staff development
Love for staff
Yanzhou Coal Mining Company is a ‘people first’ company: people are the key to our development and success. The company integrates respect for its employee and best staff practice into all its strategies and operating activities. Our goal is to nurture each individual’s development and to stimulate their enthusiasm, initiative and creativity.

Concept
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Care & concern for staff
1 Protect of interests
1.1 Labour relations
The company is in full compliance with the stipulations contained in the ‘Labour Law of the People’s Republic of China’ and the ‘Labour Contract Law of the People’s Republic of China’. The company’s labour contracts with all employees are based on the principles of equality, free will and consensus. Our contract signing rate is currently 100%, and employment rate on record is also 100%.
As part of our corporate social responsibilities, the company advocates compliance with the ‘Universal Declaration of Human Rights’, as well as observing international conventions, national laws and regulations concerning human rights. We respect and uphold the human rights of employees and other associated persons, especially in the areas of health, safety, freedom, wages and welfare.
1.2 Legal employment
The company strictly enforces the standard work-hour system. Its employees enjoy statutory paid vacations, including statutory holidays, annual leave, marital leave, family leave, funeral leave, maternity leave, sick leave and work-related injury leave. The company also funds various types of social insurance for its employees.
In regard to employment, salaries, promotions, dismissals and retirement, the company has no discriminatory provisions against the race, social status, nationality, religion, physical disability, gender, sexual preference, union members, political affiliation and age of any prospective or current employee. The company also strives to eliminate discrimination in its daily activities.
The company consistently abides by national laws and stipulations. For example, the company does not use child labour as defined by the ‘Provisions on Prohibition of Child Labour’.
Employees are allowed to choose their jobs freely. If an employee resigns, the company will not restrict the employee’s choice of a new job in any way (for example, by withholding the employee’s certificates or records).
1.3 Political rights
Each grass-root unit within the company is encouraged to establish a ‘double representative conference’ system and hold periodic meetings with staff and labour union representatives. Important documents such as collective contracts, collective wage agreements and special contracts for female workers should be submitted to the conferences for deliberation. The company has established an employee director board and a staff supervisor system to strengthen the representation of employee rights and interests in corporate governance.
In cooperation with workers’ congresses, public media, corporate TV stations and websites, the company publicises issues of employee concern and guarantees their rights to know, to participate and to supervise. In 2013, the Baodian Coal Mine was named as an ‘exemplary unit in democratic management’. Nantun Coal Mine and Dongtan Coal Mine were also both awarded the title of ‘advanced units of democratic management’ in Shangdong province.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
1 Protect of interests
1.4 Protection of female workers’ rights and interests
The company has done a lot of work in implementing labor law, trade union law and Law on the Protection of Women’s Rights and Interests, bringing women workers committee into full play, highlighting consultation on an equal basis, carrying out the collective contract signing for female workers’ special benefits, implementing the annual female workers health check-up system and defending their rights and interests.
1.5 Handling of complaints
The company has formulated the Regulations on Letters and Visits, stipulated the procedures for complaints, established an office to take care of such issue, including the set up of general manager mailbox and encouraged employees to make known their troubles and lodge their complaints at work. The company also established some appealing channels for resolving discrimination. Employees can appeal through the proposal of Congress of Workers, through writing letter or paying visit or seminars for workers. In 2013, there were no appeals for discrimination.

Concept
Implementation
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Care & concern for staff
2 Occupational health
Yanzhou Coal has made and put into force the Occupational Safety and Health Management Measures and Responsibility System for Prevention and Control of Occupational Harm, bringing the prevention and control of occupational hazards into standardized management and orderly propelling the launch of the former.
Besides, the construction of standardized dust proof mines was started, innovation in technology and equipment was promoted and high power dust removal fans to reduce dust concentration were installed; refrigeration and cooling system and partial ventilator were added to lower the ground temperature of the working environment; routine inspection of equipment and pipes and lines were strengthened to effectively avoid the leakage of toxic and harmful substance.
Standards for labor protection articles were made and implemented; workers were organized to have regular health checkup; recuperation mechanism was improved; professional health care programs were conducted. In 2013, the company arranged 460 people to receive rehabilitation programs, 5526 people to join professional health care programs, among whom 32 were female workers engaged in hazardous work. And those programs did a lot in protecting the health of workers.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
3 Staff training
Focusing on the ‘Three Groups of Talents’ program, the company establishes the plan of talent development, improves the technique of management and advances the professional and applied skills, which has provided a strong foundation for the sustainable development of the company.
3.1 Education and Training System
In order to adapt to the plan of strategic transformation, the company has decided to improve the training system in accordance with the training mode of ‘unified leadership, centralized management and decentralized responsibility, implementation by category’.
3.2 The Implementation of Education and Training Program
‘Safety Training Brand’ has been founded by the Safety Skills Training Center. The company has passed the acceptance test organized by The State Administration of Work Safety and obtained the qualification of ‘first class safety training institution’. Meanwhile, two national training bases, Ji’er Coal Mine and Baodian Coal Mine, have been established and both of them have been connected to the remote education network.
Besides, the company has optimized the training resources through importing talents from outside and training inhouse staff with flexible teaching methods. The training of safety in production and management are also provided by the company. In addition, the company encourages the staff to participate in the degree and diploma courses.
Staff Capacity Building
Company Strategy
Position Requirements
Personal Development
Career Development Plan for Employees
Training Needs Analysis
Training Plan
Training Implementation
Training Evaluation
Curriculum System, Teaching Material System, Teachers and Teaching Equipment etc.
Training Management System (Training Management, Material Management, Teachers Management, Planning Management, Expenditure Management)
Operational Level Resource Level Institutional Level
Small tips
61513 training sessions have been provided to our staff in 2013, equivalent to 110.99 percent of the annual training plan, including: 2347 management training sessions, 1304 continuing education sessions, 11721 skills training sessions, 32559 safety training sessions, 1678 job-transfer training sessions, 1749 pre-job training sessions and 10155 other training sessions.
In 2013, the company organized vocational training for 5120 employees from 39 positions and evaluated 5510 employees from 44 positions. Currently, the company possesses a large pool of talents: 357 senior technicians, 1300 technicians, 6579 senior workers, 7335 intermediate workers and 2113 primary workers. In order to expand the promotional channel, the company has adopted a combination of assessment and examination method to encourage staff to obtain various technical titles. At present, among the management personnel, 857 people have gained senior titles, 2637 people intermediate titles and 3249 primary titles.

Concept
Implementation
Benefits
2014 Prospects
Care & concern for staff
4 Staff development
The company developed a scientific and rational staff career development plan, the establishment of staff-selection mechanism such as talent introduction, job rotation and open competition provides a broad stage and room for staff development.
The company fully explores staff’s potential and builds the “green corridor” for the staff with these principles in mind to “break the three boundaries, provide three channels and insist on the four determinants”.
The three boundaries
Breaking the boundaries of identity: in the past, only permanent staff can be promoted to management positions, and now it is extended to collective and contract employees.
Breaking the boundaries of ownership: also to attract talents from the collective and private enterprises;
Breaking geographical boundaries: to attract talents globally.
The three channels
Ordinary staff development channel: ordinary employees can develop from unskilled, junior, senior technician to management positions;
Professional technician development: professional technician can go up from the technician, assistant engineer, engineer, senior engineer to management positions;
Management staff development: general managers are promoted from the clerical, section member, section leader, department leader, and bureau leader, thus providing a wide path for staff development.
The four determinants
To keep talents by offering a promising career, satisfactory salary, harmonious relation and comfortable environment.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
5 Love for staff
5.1 Generous welfare benefits
In order to improve employees’ living quality and feeling of happiness, the company provides competitive welfare and salary benefits to employees, which include summer high temperature allowance, housing allowance, holiday solatium, night shift allowance, wage subsidies, harmful toxic post allowance, self-taught reward for staffs who graduated from continued education, etc.
Under the condition of coal market downturn, the company has not defaulted on employees’ wages and maintained stable income for employees. The total wages and subsidies reached RMB7.1172 billion, with RMB974 million per capita in 2013.
5.2 Optimization of living conditions
In 2013, the company actively promoted the housing reform, with the completion of infrastructural facilities and the improvement of the living environment. The company especially completed the heating supply logistics equipment in workers’ residential area.
In accordance with the national and provincial regulations on shantytown renovation and related work requirements, the company actively promotes the paces of shantytown renovation, with the completion of residence for 1924 households and residence for 1350 households are under construction.
5.3 Launch of warm heart project
The company perfects workers’ rights protection system and sets up poverty warmth funds, trying to forge family cultural patterns.
During the New Year’s day and Spring Festival in 2013, company leaders led various units to carry out “heart-warming activities”, paying visit to the needy workers and disabled workers of 120 households and distributing solatium of RMB240,000. Personnel representing the company visited the needy workers of 3656 households, with total funds of RMB2.318 million granted to these families.
The company held a series of activities in celebrating the 103th anniversary of international women’s day and carried out visit activities of June 1 children’s day in 2013. Personnel representing the company visited workers in difficulty and their children of 531 households and distributed solatium of RMB424,300.
5.4 Caring for needy families, helping poor students
The company expended RMB11.483 million on poverty warmth funds and helped Civil Administration Department to open files for 440 difficult families which helped 51 households and 79 people applied for registration of minimum living allowance. The company also actively carried out “Autumn Student Aid” and “Tree Offering” activities, subsidizing 26

Concept
Implementation
Benefits
2014 Prospects
Care & concern for staff
children of poor workers to enjoy full funding grants of RMB147,900 and aiding 491 impoverished students with grants and scholarships amounted to RMB1.22 million.
5.5 Enhance employee satisfaction
The company conducted employee satisfaction survey activities regularly focusing on the safety production, working conditions, democratic interests, the living environment improvement, occupational health protection and other aspects. The survey results showed that the employees held a positive attitude on the increase of work and livelihood index, considering them enjoyed the dividends of reform and development of the company, and lived a generally improved quality of life. Company employees became more concerned about the reform and development of the company, more cherished the “Yanzhou Coal” reputation and status in society.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Reciprocation • society
Cozy home
Charity work
Yanzhou Coal is always convinced that: to help others is helping itself. Yanzhou also knows to contribute to the community is the responsibility of a successful corporation. Over the years, Yanzhou Coal Industry has always adhered to this belief and put into regular practice. In 2013, notwithstanding the significant drop in economic benefits, the company still bore in mind the mission and continued to invest in building a warm home, participated in community work and rendered help in other fields.

Concept Implementation Benefits 2014 Prospects
Reciprocation • society
1 Cozy home
The company concerns about employees’ life, and actively promotes a warm home, “green, bright and beautiful house”, “building of canteen, shower room and dormitory” and shantytowns construction. Changing the concept of servicing, improve the service standards and enhance workers’ well-being, with an employee satisfaction rate of over 98%.
The company continues to promote the construction of a warm home. Advance property logistics, medical and health, early childhood education and other work, creating a distinctive brand of logistics services. The company casts RMB16.2 million for 3000 household heating system renovation, spends RMB8.08 million on outdoor plumbing network repairs and invests RMB4 million in transformation of East Property Management Center’s standardized single workers dormitory facilities.
Implementing the “green, bright and beautiful house” project, the company created a clean and environmental friendly community, realized fine management of environmentally clean process and helped to greatly improve community greening coverage.

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2 Charity work
Investment in roads.
In 2013 the company invested RMB14.18 million for road maintenance and repair. Of which: Ji Dong Village to Ji III mine road maintenance RMB9.03 million, Shuang Qiao to the Xing Long mine road mining subsidence maintenance RMB3.57 million, and mine road maintenance RMB1.58 million.
Conduct mine riverbank governance.
The company actively liaised with local governments and completed Nantun mine Baima River project, Bao Dian mine Si River and Baima River repair work for geotechnical engineering, Dongtan coal mine Baima River project, Ji II coal Mine Guang Fu River, Liao Gou River repair work for geotechnical engineering, Yangcun mine and Si River repair work for geotechnical engineering, which ensured the safety of rive flood control.
Provide jobs to ease the employment pressure.
The company actively performs the corporate citizen responsibility. By combining the development of the company with the easing of employment pressure, the company provides different levels of jobs, recruiting new employees from college graduates and veterans at regular intervals, thus to alleviate the employment pressure and share the burden of the society.
Promote the construction of mining area urbanization.
The company provided financial support for urbanization and completed the overall relocation work of the five unincorporated villages in the mining area and other five enterprises and institutions including the school and hospital; promote resident district, hospitals, schools and other infrastructure construction according to plan to the satisfaction of the government, enterprises and residents.
Serve the local economy.
The company continued to improve their economic benefits at the same time, in accordance with the “complementary advantages, benefit-sharing, coordination in hand” principle, actively implemented the integration with the regional economy, cooperation and win-win strategy to enterprises, spawned “regional economic effect”, drove the company’s surrounding area to achieve regional economic growth and industrial structure upgrading. In 2013, the company paid taxes of RMB6.552 billion. Since 1998, the company has paid about RMB54.815 billion of taxes, making outstanding contributions to the local economy.
Counterpart support.
The company participated in thousand village poverty alleviation project in Shandong Province, with Si Shui county Shengshuiyu town as its support target. Since 2012, the company invested RMB9 million for strengthening rural infrastructure, construction of water conservancy facilities and roads, growing economic forest and improving village appearance.
Recruitment

Benefits
Cherish the resources to create value.
Accountability for performance, make evergreen a reality. With shared values to win stakeholder satisfaction.
Economic benefits Environmental benefits Social benefits 2013 major awards

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report

Economic benefits

1. Economic Indicators

Profitability

We establish a sound mechanism to protect the interests of investors, with concern of the long-term, sustained earnings and returns of shareholders, improve profitability, strengthen risk aversion and control through good operating results to guarantee the optimization and sustainability of the investment value.

Other major economic indicators

Serial No.	Item	Unit	2011	2012	2013
1	earnings per share	RMB	1.78	1.23	0.16
2	net assets	RMB'000	42451480	45530034	40378678
3	asset-liability ratio	%	54.73	60.12	65.49
4	velocity of liquid assets	times	1.73	1.94	1.84
5	ratio of profits to cost	%	34.92	11.34	－1.03


Total Assets (unit: RMB100 million)
1600
1400
1200
1000
968.90
1221.65
1274.58
2011
2012
2013


Operating Revenue (unit: RMB100 million)
800
600
400
200
470.66
581.46
564.02
2011
2012
2013


Net Profit (unit: RMB100 million)
80
60
40
20
87.45
60.66
7.77
2011
2012
2013


Return on Equity (unit: %)
20
15
10
5
20.60
13.32
1.93
2011
2012
2013

76

Concept Implementation Benefits 2014 Prospects
2. Innovation Indicators
Science and technology investment, 2009-2013 (unit: RMB10 thousand)
35000 35643
30000 30159 27720
25000
20000
15000
10000
7061
5000 4632
2009 2010 2011 2012 2013
Statistics of the number of patent applications and licensing, 2009-2013 (unit: item)
number of patent applications total number of patents licensed number of inventional patents licensed
70 67 71
60
51
50 47
45
40
32 32
30
20 19 23 24
10 6 9 9 9
4
2009 2010 2011 2012 2013
Statistics of provincial and ministerial level scientific and technological awards, 2009-2013 (unit: item)
70
60
55
50
40 35
31
30 30
20 18
10
2009 2010 2011 2012 2013
Accreditation results tables, 2009-2013 (unit:item) number of achievements
Of which, number of achievements reaching international standard
35 34 35
30 29 28
27
25 25 23
21 22
20 18
15
10
5
2009 2010 2011 2012 2013

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report

Economic benefits

Aggregate number of Scientific and Technological Progress Awards Above the Provincial and Ministerial Level in 2013

Number	Name of Program	Grade	Awarding authority
	National Scientific and Technological Progress Awards		
1	The Key Technology and Application for Digital Mining Software	2	People's Republic of China State Council
	Shandong Scientific and Technological Awards		
2	Index of Multiple Factors and Expected Height of Fully Mechanized Water Flowing Fractured Zone	2	People's Government of Shandong Province
3	The Development and Application of Coal Lane Digging Anchor Unit (JMC series)	2	People's Government of Shandong Province
4	The Dynamic Monitoring on Face Floor, Failure Law and Water-Inrush Prediction Technology in Deep Coal Mining	2	People's Government of Shandong Province
5	The Key Technology and Application of Emergency Rescue System in Yanzhou Coal Mine	2	People's Government of Shandong Province
6	The Analysis and Supporting Technology of the Key Reasons of the Instability of Surrounding Rock in Fully-Mechanized Large Section of Coal Lane with Thick Top	3	People's Government of Shandong Province
7	Rapid Drivage Technology of Rock Roadway with Ordinary Excavating Method	3	People's Government of Shandong Province
8	A Study and Application of Technology on Flue Gas Desulphurization and Dust Removal for Coal and Slurry Boiler	3	People's Government of Shandong Province
	Science and Technology Awards (China Coal Industry Association)		
9	The Supporting Equipments and Technology of the Cross Layout at the Ends of Fully-Mechanized Work Floor	2	China Coal Industry Association
10	The New Complete Set and Technology for Automatic Wet Spraying of Foam Concrete in Coal Lane	2	China Coal Industry Association
11	The Key Technology and Application of Emergency Rescue System in Yanzhou Coal Mine	2	China Coal Industry Association
12	The Key Technology in the Safe and Economic Operation of High-Voltage Power Supply System	2	China Coal Industry Association
13	The Research and Practice of the International Strategy of Yankuang Group Guided by the Technological Innovation	2	China Coal Industry Association
14	The Research and Demonstration of the Key Technology in the Sensing Mining Internet of Things	2	China Coal Industry Association
15	The Research and Application of Rapid Drivage Technology of Rock Roadway with Ordinary Excavating Method	3	China Coal Industry Association
16	The Technology of High-Pressure Penetration in Deep Coal Mining	3	China Coal Industry Association
17	The Technology of Mechanized Waste Filling Mining in A Large Embankment	3	China Coal Industry Association
18	The Robot for Danger Zone Detection in Coal Mine	3	China Coal Industry Association

78

Concept Implementation Benefits 2014 Prospects

Environmental benefits

The Assessment of the Energy-Saving Performance in 2013

Number	Item		Annual Target	Completion for the Year
1	SO_2 Emissions (ton)		6122.5	5266.2
2	Nitrogen Oxide Emissions(ton)		3285	2962.3
3	COD Emissions(ton)		989.5	331.47
4	Ammonia Nitrogen Emissions(ton)		91.96	22.84
5	Reuse Rate of Mine Water(%)		92	95.52
6	Reuse Rate of Domestic Sewage(%)		65	65.35
7	Compliance Rate of Discharge of Major Pollutants(%)		100	100
8	Comprehensive Utilization Rate of Gangue and Ash(%)		100	100
9	Comprehensive Energy Consumption of Industrial Production (Tons of Standard Coal/RMB10 thousand)	Coal	0.074	0.067
		Power	5.8	5.2
10	Water Withdrawal of Industrial Production (cubic meter/ RMB10 thousand)	Coal	8.35	5.6
		Power	60	54
11	Comprehensive Energy Consumption of Coal Production (Kilograms of Standard Coal/ Ton)		3.35	3.34
12	Power Consumption of Coal Preparation (Kilowatt- hour/ton)		6.9	6.85
13	Standard Coal Consumption of Electricity Generation (Gram/Kilowatt-hour) (Including heating Supply)		376 (430)	375 (430)
14	Water Withdrawal for Coal Mining (Cubic Meter/Ton)		0.36	0.3
15	Water Withdrawal for Coal Preparation (Cubic Meter/Ton)		0.13	0.04
16	Water Withdrawal for Electricity Generation (Cubic Meter/10 thousand Kilowatt- hour)		40	39.2
17	Recovery Rate of Water Supply(%)		67.2	67.93
18	Recovery Rate of Electricity Supply(%)		86	86.95
19	Recovery Rate of Heating Supply(%)		95.3	95.4
20	Total Energy Consumption (Tons of Standard Coal)		682000	674000
21	Energy- saving (Tons of Standard Coal)		8180	8578

79

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
Environmental benefits
Sulfur Dioxide Emissions (Ton) 5500 5400 5300 5200 5100 5000 5529.2 5266.2 5039.2 2011 2012 2013 Utilization Rate of Mine Water (%) 100 95 90 85 80 75 95 92.96 95.52 2011 2012 2013 Sewage Charges (RMB10 Thousand) 500 450 400 350 300 250 458.8 372.9 357.8 2011 2012 2013
COD Emissions (Ton)
600
500 460
400 380.68
331.47
300
200
100
2011 2012 2013
Energy Consumption of Raw Coal Production (Kilograms of Standard Coal/ Ton)
4.5
4
3.5 3.56 3.44 3.34
3
2.5
2
2011 2012 2013
Recovery rate of Coal Resources (%)
85
81.62 81.45 81.17
80
75
70
65
60
2011 2012 2013

Concept Implementation Benefits 2014 Prospects

Social benefits

1 Safety Indicators

Safety Indicators	2011	2012	2013
Input for Safety Production (RMB10 thousand)	39927	114307	104349
Times of Safety Training Sessions	58	58	62
Number of Employees Participating in Safety Training (person time)	14427	16274	17569
Rate of Personnel with Special Operational Certificate (%)	100	100	100
Number of Seriously Injured	0	0	0
Number of death	0	0	0

Fatality Rate of Yanzhou Coal Mining Company Limited per Million Tons of Coal Compared to the National Average


National Average
Yanzhou Coal Mining Company Limited
0.8
0.6
0.4
0.2
0.564
0
0.374
0
0.293
0
2011
2012
2013

2 Staff Indicators

Staff Indicators	2011	2012	2013
Total Number of Employees	68642	69381	73046
Number of Female Employees	18801	18080	18261
Rate of Signed Contracts among Regular Employees(%)	100	100	100
Number of Annual Recruitment	2193	507	1942
Number of Employees under Training (person time)	84244	79469	61513
Coverage of Social Security (%)	100	100	100
Rate of Employees Joining Labor Union (%)	100	100	100

3 Personnel Structure


Position Structure
6.72% Engineering Technicians 4911
8.18% Management Personnel 5976
23.13% Supporting Personnel 16897
61.96% Production Personnel 45262


Education Background Structure
32% Senior High School and Below 23375
41% Secondary Education 29949
27% Junior College and Above 19722


Age Structure
21.13% 30 and Below 15432
29.02% 31-40 21195
37.31% 41-50 27251
12.55% 51 and Above 9168


Geographical Distribution
1.02% Shaanxi Province 742
1.20% Inner Mongolia 879
1.68% Shanxi Province 1228
2.88% Australia and Canada 2107
93.22% Shandong Province 68090

81

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report

Social benefits

4 Welfare Indicators

2013 Welfare Indicators	Amount (RMB10 thousand)
Total Donations	1064.4
Fund for the Poor	1348.98
Consolation Fund for the Needy and Disabled Employees	231.80
Consolation Fund for the Needy Families	42.43
Student Grants	122.00

5 Win-win Cooperation Indicators

Performance Indicators	2011	2012	2013
Tax Amount (RMB100 million)	79.98	68.09	65.94
Dividend per Share (RMB/10 shares)	5.70	3.60	0.20
Total Cash Dividends (RMB100 million)	28.04	17.71	0.98
Issuer Credit Rating (level)	AAA	AAA	AAA
Rate of Contract Compliance (%)	100	100	100
Major Partners Complaints	0	0	0
Major Law Violations	0	0	0

The Company has always given priority to the public responsibility, staff rights, staff development, regional development and participation in welfare activities, which are important for practicing social responsibility.

In 2012, the social contribution value per share of Yanzhou Coal Mining Company Limited is RMB3.87 (Chinese accounting standards) and RMB3.77 (International Financial Reporting Standards).

The measure for social contribution value per share is: based on the basic earnings per share the company has created for shareholders, plus the tax the company has created for the country, wages paid to employees, loan interests paid to banks and other creditors, the external donations and creation of value for other stakeholders during the reporting period, then deduct other social costs caused by environmental pollution etc.. The measure for social costs caused by environmental pollution etc. should include all taxes and fees the company paid in accordance with relevant state regulations, such as sewage charges, fund of coal sustainable development, compensation for soil erosion, deposits for mine environment restoration.

82

Concept Implementation Benefits 2014 Prospects
2013 major awards
Awards for social, safety and environmental protection
Number Award Level Award Name Awardee
1 National Level National Credible Enterprise Yanzhou Coal Mining Company Limited
2 National Level National Coal Industry Quality Award Yangcun Coal Mine
3 National Level National Advanced Coal Mine in Coal Industry Yangcun Coal Mine Nantun Coal Mine
4 National Level National ‘Double Top Ten’ Coal Mine in Coal Industry Jining 3rd Coal Mine
5 National Level National Advanced Companies in Quality Management Activity Nantun Coal Mine, Huaju Energy Company
6 National Level Super Safe and Efficient Mine Jining 2nd Coal Mine
7 National Level National Green Mine Jining 3rd Coal Mine, Xinglongzhuang Coal Mine, Dongtan Coal Mine
8 Provincial Level Shandong Model Enterprise in Fulfilling Social Responsibility Jining 3rd Coal Mine
9 Provincial Level Enterprise with the Most Caring Heart Yanzhou Coal Mining Company Limited
10 Provincial Level Shandong Advanced Companies in Quality Management Activity Xinglongzhuang Coal Mine
11 Provincial Level Provincial Class ‘A’ Mine in Evaluation on Coal Mine Safety and Occupational Health Dongtan Coal Mine
12 Provincial Level Model Enterprise in Circular Economy Yanzhou Coal Mining Company Limited, Huaju Energy Company

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2013 major awards
Capital Market Awards
Number Award Name Awarder
1 Golden Round Table Prize for Board of Listed Company in China -- Outstanding Board of Directors Directors and Boards Magazine
2 Taurus Top 100 Listed Companies in 2012 China Securities Journal
3 Platts Top 250 Global Energy Companies in 2013 (No.86 globally) Platts Energy
4 Top 100 Hongkong Listed Companies in 2012 Finet Group Limited, Tencent, HK Daily News

2014 Prospects
Improve continuously, Shoulder more responsibility Fulfill responsibility, Live up to commitment Do our best endeavors in the future

Yanzhou Coal Mining Company Limited 2013 Social Responsibility Report
2014 Prospects
Due to the severe and complicated world economic situation, the trend of slow growth will still prevail and the Chinese economy will encounter a prolonged period of adjustment. As for of coal industry, the domestic coal market is experiencing a rapid shift from excess capacity to excess production and the state of oversupply is apparently hard to change. According to the report on the 18th National Congress of the Communist Party of China (CPC), it is essential to promote energy production and consumption revolution, to control the total amount of energy consumption and to enhance energy saving, which will restrain the growth of coal demand. After considering the complexity of the current situation at home and abroad and analyzing the opportunities and challenges, the company will thoroughly apply the Scientific Outlook on Development and adhere to the reconstruction strategy of Yanzhou Coal Mine in order to build a first-class integrated energy corporation.
Strengthen Market Development, Ensure Stable Growth of Production and Operation
The company will spare no effort in improving coal production, ensuring the quality of coal and maintaining the healthy and stable growth of coal production. Besides, the company will also make full use of both domestic and international markets, strengthen international communications and cooperation and actively participate in the utilization of overseas coal resources in order to further expand the international coal trade.
Stimulate Technical Innovation; Enhance the Capacity of Innovative Drive
The company should further improve the scientific and technological innovation system, enhance the technological innovation capability, perfect the innovative stimulating mechanism, integrate external innovation strength and increase investment in research and development. Scientific and technical innovation should play a leading role in promoting industrial innovation, which will accelerate the application of scientific and technological achievements. Moreover, the company should also establish a high-level independent research and development platform and positively carry out the national science and technology project with the aim of building an innovation-oriented enterprise.
The company should strengthen ecologically friendly construction according to the requirements of 18th National Congress of the Communist Party of China (CPC) and focus

Concept Implementation Benefits 2014 Prospects
on, further integration between technological innovation and energy saving. Both the pre-warning on energy-saving and control on environmental risk should be enhanced. Through reducing energy consumption per unit from the source, the company will also enhance efficiency of resource utilization and reduce pollutant emissions. In order to protect the environment, the company will strengthen the control of key projects in energy-saving according to the principle of ‘implementing anti-pollution measures at the same time of project design, construction and operation’.
Strengthen Safety Management, Improve Security Capacities
Since the mainline of this year is ‘enhancing the risk pre-control’, the company will take the standardization of safe quality as the starting point in order to create a safety culture and enhance the security management level and safety understanding. Besides, the company will alter their goal from ‘zero death’ to ‘zero injury’ to ensure the smooth development of the company.
Stress on personnel cultivation and build a top-class talent team
We should strengthen the construction of HR management & control systems and talent systems, improve the talent introduction mode and training mode, and make sure the developement paths of various talent career remain unblocked. Futhermore, we should bring talent values to the full play, help our staff achieve their ideal careers and ensure the growth of employees together with the enterprise.
To create a harmonious environment, to achieve a win~win development of each other involved. meanwhile, our company are always concerned about and supporting the public welfare undertakings ,insisting on alleviating the poverty, making donations to help poor students receive education.
Yanzhou Coal Mining Company Limited will unswervingly take up the noble mission of “dedicated oneself to create value”, optimize industrial structure constantly, promote the transformation and upgrading of the enterprise, expand the market, improve the quality of product and service, strengthen internal control and risk management, reduce operating costs, create benefits of enterprise, solve problems in development, seize new opportunity of development in the crisis, enhance the value of enterprise in fulfilling social responsibility, strive to maximize the comprehensive value of economy, society and environment and struggle untiringly to promote harmony and progress of the society.

Global Reporting Initiative (GRI) indicator index (G3.1)

NO.	NO.	G3.1 indicator's related requirements	index
		1 Strategy & Analysis	
1	1.1	Statements of the institutions' highest decision-makers (eg. president, chairman or equivalent positions) on the relationship between sustainable and corporate development and strategy.	P6-11
2	1.2	Description of major influences, risks and opportunities.	P6-11
		2 Institution Introduction	
3	2.1	Name of institution.	cover page 1&4, report description
4	2.2	Primary brands, products and/or services.	P6-11
5	2.3	Institution's operating structure, including main divisions, operating companies, subsidiaries and joint ventures.	P12-13
6	2.4	Address of institution's headquarters.	Cover page 4, report description
7	2.5	In which countries does the institution operate? Which countries provide the majority of its business? Which countries are especially relevant to the sustainable development described in the report?	P6- P11/P12- P13/P29
8	2.6	Nature of ownership and legal form.	P14- P20
9	2.7	The institution's markets (including types of regional divisions, supplied industries and customer beneficiaries).	P44- P46
10	2.8	Report on the institution's scale.	P6- P11
11	2.9	Report on major changes to the institution's scale, structure and ownership during the reporting period.	P6- P11, P12- P13
12	2.10	Report on awards received during the reporting period.	P83- P84
		3 Report Specification	
13	3.1	Information payback period (eg. fiscal/calendar year).	Report description
14	3.2	Date of the last report (if any).	Report description
15	3.3	Reporting period (annual, biennial).	Report description
16	3.4	Point of contact for this report or enquiries on its contents.	Report description
17	3.5	The process of defining report content.	Report description
18	3.6	Boundaries of the report (eg. countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers).	Report description
19	3.7	Notes on restrictions to the report's scope and boundaries.	Report description
20	3.8	Basis for reporting on joint organisations, leased facilities, foreign procurement and other entities that may have a serious impact on the different reporting periods and/or comparability between different institutions.	Report description
21	3.9	Data measurement techniques and the basis for calculations, including assumptions and techniques, indicators and other information on which various estimates are based.	Report description
22	3.10	Reinterpretation and reanalysis the informational basis (such as mergers/acquisitions, benchmark year/year change, nature of business, calculation methods) of previous reports.	Report description
23	3.11	Significant changes to the report in terms of scope, boundary or methods of measurement methods, and the large differences in calculations compared to the previous report.	Report description
24	3.12	List locations of various standard disclosures in the report.	Report description
25	3.13	List the institution's normal and current measures of the external certification for reporting outsourcing in the certification report attached to the sustainable development. If not listed, please explain any external certification scope and follow-up, and explain the relationship between the reporting organisation and the verifier.	Not implemented
		4 Governance, Commitments & Engagement	
26	4.1	The governance structure of the institution.	P14
27	4.2	Note on whether the Chair of the highest governance has served in other administrative positions.	Undisclosed

NO.	NO.	G3.1 indicator's related requirements	index
28	4.3	For organisations with a unitary board structure, please indicate the number of independent and/or non-executive members of the highest governance bodies.	Undisclosed
29	4.4	Mechanism for shareholders and employees to make proposals and suggestions on business direction to the highest governance.	P14- P19
30	4.5	The direct relationship between the compensation (including departure arrangements) for the highest governance members, senior managers and executives, and the institution's performance (including social and environmental performance).	Undisclosed
31	4.6	Procedures for avoiding conflicts of interest within the highest governance body.	P14- P19
32	4.7	How to determine the qualifications and experience the highest governance members should possess, and leading members' economic, environmental and social project strategies.	Undisclosed
33	4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental and social performance and their implementation status.	P22
34	4.9	How does the highest governance body define and manage economic, environmental and social performance (including relevant risks and opportunities)? Does it possess a supervisory procedure to determine whether it observes internationally recognised standards, codes of ethics and principles?	P14- P19
35	4.10	Assess the highest governance body's own performance procedure, particularly with regards to economic, environmental and social performance.	Undisclosed
36	4.11	Explain whether and how the institution acts according to the precautionary approach or principle.	P14
37	4.12	The institution's participation or support for external economic, environmental and social charters, principles or other initiatives.	P25- P26
38	4.13	Memberships in associations (eg, industry associations) and/or national/international advocacy organisations.	P25- P 26/P47
39	4.14	A list of stakeholder groups introduced by the institution.	Undisclosed
40	4.15	Basis for defining, selecting and introducing stakeholders.	P25- P26/P47
41	4.16	Policy for the introduction of stakeholders, including the frequency of introducing stakeholders relative to different forms and groups.	P25- P26/P47
42	4.17	The main projects and foci proposed by stakeholders and the institution's responses, including responses included in reports.	P25- P26/P47
		Economic Indicators	
43	EC1	Direct economic value generated and distributed by the institution, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and government.	P28- P39/P73- P74 P76- P77
44	EC2	The financial impact, risks and opportunities of climate change on the institution.	No statistics
45	EC3	Institution's definite proposal for staff treatment and salaries.	Undisclosed
46	EC4	Significant subsidies granted by government.	P38
47	EC5	Ratio range for primary salary and local minimum salary in the institution's key operating site.	P65
48	EC6	Institution's policies, measures and expenses in proportion to local suppliers in the main area of business.	P42- P43
49	EC7	Ratio of local staff to managers in the main area of business.	P81
50	EC8	Institution's infrastructure investment and service status for the purpose of public welfare and its influence.	P73- P74
51	EC9	The institution's understanding and explanation of its significant indirect economic impact.	P18- P19
		Environmental Indicators	
52	EN1	Weight and volume of raw material.	P50- P57
53	EN2	Proportion of recyclable material within the raw material.	P50- P57
54	EN3	Direct consumption of primary energy.	P50- P57/P79-P80
55	EN4	Indirect consumption of primary energy.	P50- P57/P79-P80
56	EN5	Energy saved through dedicated measures and enhanced efficiency.	P50- P57/P79-P80
57	EN6	Energy saved through provision of energy-saving and energy-efficient products and services.	P50- P57/P79-P80

NO.	NO.	G3.1 indicator's related requirements	index
58	EN7	Measures to reduce indirect energy consumption and their effectiveness.	P50- P57/P79-P80
59	EN8	Account of total water consumption by source.	P79-P80
60	EN9	Water sources affected by the institution's use of water.	P79-P80
61	EN10	Ratio of water recycling and reuse, and its total amount.	P79-P80
62	EN11	Location and area of sites owned, leased, managed or adjacent to conservation areas, and biodiversity-rich areas of the business premises.	Not applicable
63	EN12	Impact on environmental preservation and biodiversity-rich areas.	P56- P57
64	EN13	Protected or restored habitats.	P56- P57
65	EN14	Strategies, initiatives and plans for biodiversity impact management.	P56- P57
66	EN15	State the number of endangered species included on the World Conservation Union's (IUCN) Red List and in the country's protection list whose habitats are affected by the institution's operations.	Not applicable
67	EN16	Direct and indirect greenhouse gas emissions.	P79-P80
68	EN17	Other relevant indirect greenhouse gas emissions.	P79-P80
69	EN18	Measures to reduce greenhouse gas emissions and their effectiveness.	P50- P57
70	EN19	Total emissions of ozone-depleting substances.	Not applicable
71	EN20	Emissions of nitrogen oxides, sulfur oxides and other important gases.	P50- P57
72	EN21	Drianage calculated according to water quality and drainage region.	P79-P80
73	EN22	Waste amount calculated according to type and dealing methods.	P79-P80
74	EN23	Major leak material number and volume.	No statistics
75	EN24	Total volume of transportation, import and export, or disposal of hazardous wastes, and the ratio of those wastes in international transportation.	Not applicable
76	EN25	Effects of drainage or runoff on water bodies and relative habits of plants and animals.	Not applicable
77	EN26	Measures and progress to reduce environmental effects of products and services.	P50- P57
78	EN27	Ratio of recyclable products and packing materials calculated by type.	P79-P80
79	EN28	Number and amount of major punishments due to violation of environment rules.	N/A
80	EN29	Significant environmental effects of transporting products, other cargo and employees.	N/A
81	EN30	Total investment and classification of environmental protection.	P79-P80
		Labour Practices & Decent Work Indicators	
82	LA1	Total number of employees in terms of working type, agreement and working region.	P81
83	LA2	Total number and ratio of employees' mobility in terms of age, gender and region.	P81
84	LA3	Welfare of full-time employees.	P70
85	LA4	Ratio of employees under the collective negotiation agreement.	P65
86	LA5	Minimum notice period for major changes.	Undisclosed
87	LA6	Ratio of employees receiving occupational safety and hygiene guides.	P67
88	LA7	Ratio of employees with work-related injuries, occupational diseases, missed work and absenteeism, and number of employees with work-related injuries.	P81
89	LA8	Plans for education, training, consulting, prevention and risk control to aid labour and staff members' families or community members with diseases.	P70- P71
90	LA9	Health and safety topics included in the formal agreement with labour union.	P65

NO.	NO.	G3.1 indicator's related requirements	index
89	LA10	Annual average training times for all types of employee.	P81
90	LA11	Plans for aiding staff career management, skill enhancement, development and life-long learning.	P68- P69
91	LA12	Ratio of employees receiving regular performance assessments and professional development evaluations.	P68- P69
92	LA13	Management structure.	P81
93	LA14	Ratio of basic pay between male and female employees.	No statistics
		Human Rights Index	
96	HR1	Total number and ratio of major investment agreements involving human rights clauses or being examined from a human rights perspective.	Not applicable
97	HR2	Ratio of important suppliers or contractors who have been subject to human rights investigation and have implemented relevant measures.	Not applicable
98	HR3	Ratio of employees who have received policy training and training time.	Not applicable
99	HR4	Total number of discriminatory events and countermeasures.	P65
100	HR5	Possible major risks resulting from freedom of association and collective negotiations and measures.	P65
101	HR6	Possible risks of using child labour and relevant measures.	P65
102	HR7	Possible risks of forced or compulsory labour and relevant measures.	P65
103	HR8	Ratio of security personnel who have received human rights training.	Not applicable
104	HR9	Total number of rights infringements of local people and measures taken.	Not applicable
		Social Indicators	
105	SO1	Implementation of operating point rate of local community involvement, impact assessment and development programmes.	P73- P74
106	SO2	Total number and ratio of business units that been subject to risk analysis for corruption.	P18- P19
107	SO3	Ratio of employees who have received anti-corruption training.	P18- P19
108	SO4	Concrete actions taken against corruption.	P18- P19
109	SO5	Stance and actions toward public policies.	P18- P19
110	SO6	Donations to political parties and organisations in various countries.	Not applicable
111	SO7	Total number of lawsuits and outcomes involving anti-competition, antitrust and anti-monopoly.	Not applicable
112	SO8	Frequency of heavy fines and total amounts due to violation of laws.	N/A
		Product Liability Indicators	
113	PR1	Proportion of products and services which passed life-cycle health and safety influence assessment.	P45
114	PR2	Number of events which violated rules and voluntary codes for health and safety.	N/A
115	PR3	Provide product and service information in the format required by the assessment.	P44- P46
116	PR4	Total number of events which violated rules and voluntary codes relating to product, service information and labelling.	N/A
117	PR5	Survey results of user satisfaction and promotion measures.	P44- P46
118	PR6	Plans for compliance with laws, regulations and voluntary codes.	P34- P35
119	PR7	Number of marketing events which violated laws, regulations and voluntary code.	N/A
120	PR8	Number of events which violated user privacy and resulted in loss of users (approved).	N/A
121	PR9	Penalties due to the violation of marketing laws and regulations.	N/A

Environment, Society & Governance Reporting Guide Key Indicators Index by The Stock Exchange of Hong Kong Ltd

NO.	Level	Relative Indicators	index
		Working Environment	
1	A1	Working environment	
2		Related to salary and dismissal, recruitment and promotion, working hours, holidays, equal opportunities, diversity and other treatment and welfare: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P65- P71
3	A1.1	Total number of employees in terms of employment type, age and region.	P75
4	A1.2	Employee turnover ratio in terms of age and region.	P68-P69
5	A2	Health & Safety	
6		Provisions related to a safe working environment and protecting employees from occupational hazards: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P67
7	A2.1	Number & ratio of work-related deaths.	P81
8	A2.2	Number of working days lost due to work-related injuries.	P81
9	A2.3	Description of occupational health and safety measures, and related execution and monitoring methods.	P81
10	A3	Development and training	P68- P69
11		Policies related to knowledge and skills that can improve employees' execution of work duties, description of training activities. Training refers to occupational training, including internal and external courses paid by the employer.	P68- P69
12	A3.1	Percentage of employees attending training activities in terms of employee type (eg, senior management, middle management).	P81
13	A3.2	Average hours for completion of training for each employee, in terms of employee type.	P81
14	A4	Labour Standards	
15		Related to the prevention of child labour or forced labour: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P65
16	A4.1	Description of measures to review recruitment conventions to prevent child and forced labour.	P65
17	A4.2	Description of procedures to eliminate relative situations when finding violations.	P65
		Environmental Protection	
18	B1	Emissions.	
19		Related to the emission of exhaust and greenhouse gases, sewage to water and earth and generation of hazardous and non-hazardous waste: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations. Emissions include carbon oxides, sulfur oxides and other pollutants regulated by state laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes refer to those defined in the state regulations.	P52-P53
20	B1.1	Pollutant types and related data.	P79-P80
21	B1.2	Total emissions volume (by ton) and density (if applicable) of greenhouse gases (calculated as per production unit, each facility).	P79-P80
22	B1.3	Total volume (by ton) and density (if applicable) of hazardous waste generated (calculated as per production unit, each facility).	P79-P80
23	B1.4	Total volume (by ton) and density (if applicable) of non-hazardous waste generated (calculated as per production unit, each facility).	P79-P80
24	B1.5	Description of measures to reduce emissions and progress achieved.	P52- P53
25	B1.6	Description of methods to deal with hazardous and non-hazardous wastes, measures to reduce amounts generated, and progress achieved.	P52-P53

序号	层次	指引相关指标	索引
26	B2	Resource utilisations.	
27		Policies for effective use of resources (including energy, water and other raw materials), resources available for production, storage, transportation, buildings, and other electronic devices.	P54- P55
28	B2.1	Total consumption (kWh per thousand seconds) of direct and/or indirect energy (such as electricity, gas or oil) classified by type and density (such as calculated as per production unit and each facility).	P79-80
29	B2.2	Total water consumption and density (such as calculated as per production unit and each facility).	P79-P80
30	B2.3	Description of plan for efficient use of energy and its result.	P54-P55
31	B2.4	Description of potential problems in sourcing suitable water, the resulting plan for improving water use efficiency, and its result.	P54-P55
32	B2.5	Total weight of packing material used by finished products (calculated as per ton). and if applicable, estimate of per production unit.	P79-P80
33	B3	Environment and natural resources.	
34		Policy for reducing the significant impact of operations on the environment and natural resources.	P56- P57
35	B3.1	Description of the significant influence of business activities on the environment and natural resources, and actions taken to manage this impact.	P56- P57
		Operating Conventions	
36	C1	Supply chain management.	
37		Supply chain management environment and social risk policies.	P42- P43
38	C1.1	Number of suppliers in terms of region.	P38
39	C1.2	Description of conventions related to employ suppliers, the number of suppliers to whom relative conventions are executed, the execution and monitoring methods of related conventions.	P42-P43
40	C2	Product responsibility.	
41		Health and safety, advertisements, marks, privacy issues and remedies of products and services provided: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P45
42	C2.1	Percentage of recycling in the total products sold or sent due to safety and health reasons	P45
43	C2.2	Number of complaints about products, services and solutions.	P46
44	C2.3	Description of management related to maintenance and protection of intellectual property rights.	P45
45	C2.4	Description of quality-checking process and product-recycling procedures.	P32
46	C2.5	Description of protection and privacy policies for consumer data, and relevant execution and monitoring methods.	P45
47	C3	Anti-corruption.	
48		Related to the prevention of bribery, extortion, fraud and money laundering: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P19
49	C3.1	Number and results of finished corruption lawsuits proposed by the issuer and its employees during the reporting period.	P19
50	C3.2	Description of prevention measures, reporting procedures and related execution and monitoring methods.	P19
		Community Involvement	
51	D1	Community investment.	
52		Policies related to the understanding of operating communities' needs by community involvement and the consideration of community benefits to ensure business activities.	P73- P74
53	D1.1	Focus on contribution scope (eg. education, environment, labour needs, health, culture, sports)	P73-P74
54	D1.2	Resources (eg. money, time) used in focused scope.	P73-P74/P82

Shanghai Stock Exchange Disclosed Proposal Index
NO. Proposed Disclosure of Shanghai Stock Exchange index
Table 1: On strengthening listed corporate social responsibility work and publishing notice for the ‘Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines’
1 Article 1 Not in report
2 Article 2 P10- P11/P22- P24/P28- P39/
P41- P47/P49- P57/P68- P74
3 Article 3 Not in report
4 Article 4 P82
5 Article 5: Point 1 P32/P59- P63/P67/P73- P74
6 Article 5: Point 2 P49- P57
7 Article 5: Point 3 P29- P39/P44- P47
8 Article 6 Not in report
9 Article 7 Not in report
10 Article 8 Not in report
11 Article 9 Not in report
Table 2: ‘Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines’
12 Article 1 Not in report
13 Article 2 Not applicable
14 Article 3: Point 1 P49
15 Article 3: Point 2 P79- P80
16 Article 3: Point 3 P52- P55
17 Article 3: Point 4 P79- P80
18 Article 3: Point 5 P52
19 Article 3: Point 6 P52- P57
20 Article 3: Point 7 Not applicable
21 Article 3: Point 8 P56-P57/P83
22 Article 3: Point 9 P49- P50
23 Article 4 Not applicable
24 Article 5 Not in report
25 Article 6 P76
26 Article 7 Not in report
27 Article 8 Not in report
28 Article 9 Not in report
Table 3: ‘The Company’s Social Responsibility Report’
29 Article 1 Not in report

NO. Proposed Disclosure of Shanghai Stock Exchange index
30 Article 2 Not in report
31 Article 3 Report statement
32 Article 4: Point 1 P32/P59- P63/P67/P73- P74/
33 Article 4: Point 2 P49- P57
34 Article 4: Point 3 P29- P39/P44- P47
35 Article 5 P50
36 Article 6 Not implemented
37 Article 7 Not applicable

Yanzhou Coal Mining Company Limited Board
Secretariat
Address: 298 Fushan South Road Zoucheng
Shandong Province PRC
PostCode: 273500
Phone: (86) 537- 5382319
Fax: (86) 537- 5383311
Email: yzc@yanzhoucoal.com.cn
Internet Address: http//www.yanzhoucoal.com.cn
Website for domestic: http://www.sse.com.cn
Website for overseas: http://www.hkexnews.hk

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC